FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of May 2008

Commission File Number: 1-6784

Matsushita Electric Industrial Co., Ltd.

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of:

1.	News release issued on May 19, 2008, by Matsushita Electric Industrial Co., Ltd. (the registrant), announcing to partially amend its articles of incorporation.

2.	Notice of the 101st ordinary general meeting of shareholders (English translation) issued by the registrant.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Matsushita Electric Industrial Co., Ltd.

By:	/s/ YUKITOSHI ONDA
Yukitoshi Onda, Attorney-in-Fact
General Manager of Investor Relations
Matsushita Electric Industrial Co., Ltd.

Dated: June 2, 2008

May 19, 2008

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Kazuo Sasaki (Japan)
International PR	Investor Relations
(Tel: +81-3-3578-1237)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Yoichi Nagata (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1362)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
Anne Guennewig (Europe)	(Tel: +44-20-7562-4400)
(Tel: +49-611-235-457)

Matsushita Electric to Partially Amend its Articles of Incorporation

Osaka, Japan, May 19, 2008 — Matsushita Electric Industrial Co., Ltd. (Matsushita [NYSE symbol: MC]), best known for its Panasonic brand, today announced that its Board of Directors resolved to submit a proposal, at the ordinary general meeting of shareholders to be held on June 26, 2008, to partially amend its Articles of Incorporation.

1. Reasons for amendments

On October 1, 2008, the Company will change its trade name from Matsushita Electric Industrial Co., Ltd. to Panasonic Corporation as well as unify brands under the “Panasonic” brand in the Group.

In 2008, the Company marks its 90th anniversary since its establishment, in 1918, as Matsushita Electric Devices Manufacturing Works. It was incorporated in 1935, at which time the trade name was changed to Matsushita Electric Industrial Co., Ltd. Thanks to the generous support of all of its stakeholders, Matsushita has continued to develop through the years, based on an ideal of contributing to society through its business activities.

Through this trade name change, as well as the unification of brands, the Company aims to consolidate the accumulated resources of all business activities throughout the Group under one brand, Panasonic, thereby enhancing the value of the corporate brand. This will greatly benefit the Company in implementing its management philosophy and achieving global excellence.

In addition, the amendment of Article 1 shall become effective as of October 1, 2008, supplementary provisions providing to that effect shall be newly established, and such supplementary provisions shall be eliminated after such amendment has become effective.

2. Details of amendments

The current Articles of Incorporation and the proposed amendments are as follows:

(The changed parts are underlined.)
Current Articles of Incorporation	Proposed Amendments

(Trade Name) Article 1 The Company shall be called Matsushita Denki Sangyo Kabushiki Kaisha, and written in English as Matsushita Electric Industrial Co., Ltd.	(Trade Name) Article 1 The Company shall be called Panasonic Kabushiki Kaisha, and written in English as Panasonic Corporation.

Article 2 through Article 39 (The descriptions of the Articles are omitted.)	Article 2 through Article 39 (The Articles are unchanged from the current version.)

Supplementary Provisions 1. Transitional Measure Regarding the Number of Shares Constituting One Unit of Shares (The descriptions of the Articles are omitted.) (Newly Established)

Supplementary Provisions

1.      Transitional Measure Regarding the Number of Shares

Constituting One Unit of Shares

(The Articles are unchanged from the current version.)

2.      Transitional Measure Regarding the Trade Name

The amendment of Article 1 shall become effective as of October 1, 2008, and the Trade Name shall be as follows in accordance with the prior Trade Name until such amendment becomes effective:

(Trade Name)

Article 1

The Company shall be called Matsushita Denki Sangyo Kabushiki Kaisha, and written in English as Matsushita Electric Industrial Co., Ltd.

This transitional measure will be eliminated after the amendment of Article 1 has become effective.

# # #

NOTICE OF

THE 101ST ORDINARY GENERAL MEETING

OF SHAREHOLDERS

to be held in Osaka, Japan

on June 26, 2008

[This is a translation from the Japanese of a notice circulated to shareholders in Japan.]

Matsushita Electric Industrial Co., Ltd.

Kadoma, Osaka, Japan

May 28, 2008

Dear Shareholders:

Notice of the 101st Ordinary General Meeting of Shareholders

This is to inform you that the Company’s 101st Ordinary General Meeting of Shareholders will be held as described below. You are cordially invited to attend the meeting.

If it is inconvenient for you to attend the meeting, you are sincerely requested to examine carefully the reference materials contained herein and to either mail, as soon as possible, the voting instruction card duly signed by you after marking “for” or “against” each bill, or to exercise your voting rights via the Internet.

*  *  *  *  *  *  *  *  *  *  *  *  *

1.	Date: 10:00 a.m. Thursday, June 26, 2008

2.	Place: Hotel New Otani Osaka

3.	Purposes:

– Matters to be Reported:

1.	The business report and statutory report on a consolidated and a parent-alone basis with respect to the 101st fiscal period from April 1, 2007 to March 31, 2008

2.	Report of Accounting Auditors and the Board of Corporate Auditors on the consolidated financial statements

– Matters to be Acted Upon:

Bill No. 1: To partially amend the Articles of Incorporation

Bill No. 2: To elect 19 directors

Bill No. 3: To elect 2 corporate auditors

Sincerely yours,

Fumio Ohtsubo
President and Director
Matsushita Electric Industrial Co., Ltd.
1006 Oaza Kadoma, Kadoma-shi, Osaka, Japan

[Shareholders attending the meeting are requested to hand in the voting instruction card at the reception desk of the meeting venue. Persons other than shareholders, such as proxies and accompanying persons who are not shareholders, are not permitted to attend the meeting.]

Editor’s notes:
1.

The financial statements and other information included in this Notice are prepared primarily on a consolidated basis in conformity with U.S. generally accepted accounting principles (U.S. GAAP). In some cases where required, however, financial information on a parent company alone basis, which is in conformity with Japanese regulations, is also provided herein. Parent-alone and consolidated financial information should not be confused with each other.

2.

An English translation of explanations for the exercise of voting rights via the Internet is omitted herein. For foreign shareholders who maintain standing proxies in Japan, such explanations (in Japanese) are sent to, and available at, your standing proxies.

3.	For supplemental information regarding the bills on pages 41 to 47, please visit the following Web site: http://ir-site.panasonic.com/shareholder/index.html

[Appendix to the Notice of General Meeting of Shareholders]

Business Report for the 101st Fiscal Period

(Fiscal year from April 1, 2007 to March 31, 2008)

1. Brief Business Review of the Matsushita Group

(1) Progress and Results during the Period

The electronics industry in the fiscal year ended March 31, 2008 (fiscal 2008) faced severe business conditions in Japan and overseas, due mainly to ever-rising prices for crude oil and other raw materials, and continued price declines caused by continuously intensifying global competition, mainly in digital products. Under these circumstances, the Matsushita Group worked to accelerate growth strategies in fiscal 2008, the first year of the three-year mid-term management plan GP3, in which the Matsushita Group aims to achieve net sales of ¥10 trillion and an ROE of 10% in fiscal 2010 through steady growth with profitability.

The Company’s basic approach for steady growth is to strengthen manufacturing. In order to become a manufacturing-oriented company—one that combines all the business activities of the Group toward the launch of products and contributes to the creation of customer value. Matsushita promoted wider collaboration across business fields and operating regions, and worked to reform the entire process of product creation, including design, quality control, procurement, logistics, overseas sales and other areas of its operations.

Specifically, Matsushita continued to strengthen V-products, which are the core of its growth strategies and make a significant contribution to overall business results in order to boost their market shares. With regard to the strategic plasma display panel (PDP) business, Matsushita started operation of its fourth domestic PDP plant in June 2007, and began construction of its fifth in November 2007. In addition, Matsushita implemented initiatives to achieve double-digit growth in overseas sales of consumer products. To accelerate growth in emerging markets as well as the U.S. and Europe, the Company established a framework to boost sales in Russia, Brazil and India, and also promoted cutting-edge products.

Matsushita recognizes that environmental activities, in particular, significantly accelerating CO2 reduction, are just as important as growth and profitability in achieving global excellence, and released the “Panasonic Eco Ideas Declaration” in October 2007. Under this declaration, Matsushita will endeavor to reduce its global CO2 emissions at all production sites around the world by 300,000 tons (compared with fiscal 2007 levels) by fiscal 2010, the final year of the GP3 plan. This would be double the reduction accomplished from fiscal 2005 to 2007.

As a result of the aforementioned and other efforts, consolidated group sales for fiscal 2008 amounted to ¥9,068.9 billion, mostly the same level from ¥9,108.2 billion in the previous fiscal year. Explaining fiscal 2008 results, the Company cited sales gains in all product categories except JVC (Victor Company of Japan Ltd. and its subsidiaries), due mainly to favorable sales in digital AV products and white goods. Meanwhile, Victor Company of Japan, Ltd. and its consolidated subsidiaries became associated companies under the equity method in August 2007, and their sales for the period from then on are not included in Matsushita’s consolidated net sales. Regarding earnings, operating profit for this fiscal year was up 13%, to ¥519.5 billion, from ¥459.5 billion in the previous year, despite the effects from rising prices for crude oil and other raw materials, and ever-intensified global price competition. This improvement was due primarily to sales gains excluding the effect of JVC and the cost reduction efforts including materials costs and fixed costs. In other income (deductions), the Company incurred expenses associated with the implementation of early retirement programs and impairment losses on investments, as well as impairment losses from tangible fixed assets. These factors, despite the increased operating profit, led to income before income taxes of ¥435.0 billion, down 1% from ¥439.1 billion in the previous year. Net income hit a record-high of ¥281.9 billion, up 30% from ¥217.2 billion in the previous year, as a result of a decrease in provision for income taxes. As a result, return on equity (ROE) for fiscal 2008 improved 1.8% to 7.4%, compared with 5.6% in fiscal 2007.

*	In order to be consistent with generally accepted financial reporting practices in Japan, operating profit is presented as net sales less cost of sales and selling, general and administrative expenses. The Company believes that this is useful to investors in comparing the company’s financial results with those of other Japanese companies. Under U.S. GAAP, expenses associated with the implementation of early retirement programs at certain domestic and overseas companies are included as part of operating profit in the statement of income.

AVC Networks

Sales in this category totaled ¥4,001.8 billion, up 6% from the ¥3,764.7 billion in the previous fiscal year.

Video and audio equipment

Sales of video and audio equipment totaled ¥1,799.2 billion, up 8% from ¥1,670.3 billion a year ago, due mainly to significant growth in sales of digital AV products, including flat-panel TVs and digital cameras.

Regarding TVs, the VIERA series recorded a significant increase in sales from the previous year, due primarily to expanding demand for larger-sized, full high-definition (HD)*1 models amid the global progress of digital broadcasting. In plasma TVs, Matsushita released the world’s first full HD 42-inch models in an effort to expand its lineup of full HD models, thereby maintaining a leading market share in many countries.

Sales of the LUMIX series of digital cameras significantly increased, due mainly to strong sales of new models that feature an automatic iA (Intelligent Auto) mode, which includes functions such as a “face detection” system that automatically chooses settings optimal for each condition.

Blu-ray disc recorders and DVD recorders maintained a leading global market share, due mainly to strong sales of DIGA series products, mainly in HD-compatible products in Japan.

In the future, Matsushita will actively expand its digital AV business by promoting HD models and improving networking capabilities of equipment centered on flat-panel TVs.

*[1]	Full-high definition: 2.07 million pixels (Horizontal 1,920 x Vertical 1,080 pixels)

Information and communications equipment

Sales in this category totaled ¥2,202.6 billion, up 5% from ¥2,094.4 billion in the previous fiscal year, due mainly to strong sales of automotive electronics and mobile phones.

In information equipment, sales of automotive electronics such as car AV products and the Strada series of car navigation systems remained strong. Moreover, the Company’s notebook PCs were well received in the market for their light weight, long battery life and shock and water resistance, thereby increasing sales, particularly overseas.

In communications equipment, sales of mobile phones significantly increased due mainly to strong demand for models with high-resolution screens for watching “One Segment” broadcasting. In fixed-line communications equipment, including telephones, strong sales were recorded in TV door intercoms featuring wireless handsets with color monitors in Japan.

Going forward, Matsushita will continue to launch new products, services, and solutions that provide safety, security, comfort, and convenience in the home, office, car, and outdoors.

Home Appliances

Sales in this category totaled ¥1,283.0 billion, up 6% from ¥1,212.1 billion in the previous fiscal year.

In fiscal 2008, strong sales were recorded in high value-added products that leverage Matsushita’s proprietary technologies. These products include tilted-drum washer/dryers with significantly improved washing performance that feature a heat-pump drying system that saves energy and water, air conditioners that automatically adjust air flows depending on people’s sense of temperature, and refrigerators featuring “nano-e crispers” that keep vegetables and other cold-sensitive foods fresh with nano-e technology. In Japan, Matsushita maintained leading market shares for all-electric products such as induction-heating (IH) cooking equipment and natural-refrigerant water heating systems. The Company’s sanitary equipment “Beauty Toilet,” which features warm water cleansing, was highly praised for its energy efficiency. With its sensor technology, the Company succeeded in heating toilet seat and water only when in use, thereby reducing electricity consumption significantly. In China and other Asian markets, Matsushita utilized its lifestyle research centers located in China and Thailand, and strengthened manufacturing based on local lifestyles, thereby increasing overseas sales.

Looking forward, the Company will strive to increase sales centering on washing machines, air conditioners and refrigerators, and also boost the market share of all-electric products in Japan to drive expansion of the home appliances business. Matsushita will also strive to expand its business globally, through an aggressive approach in Europe, China and other Asian countries.

Components and Devices

Sales in this category were ¥1,150.3 billion, up 2% from ¥1,126.9 billion in the previous fiscal year. This was due mainly to growth in sales of key devices, which support products such as digital AV and automotive equipment.

In general electronic components, sales gains were recorded as a result of favorable sales in angular rate sensors used for increasing precision of car navigation systems and digital cameras, specialty polymer aluminum electrolytic capacitors that are compact and have a high noise reduction function, and light touch switches used for mobile phones.

In the semiconductor business, in addition to favorable sales of image sensors for digital cameras, a significant increase in sales was recorded in system LSIs primarily for digital AV equipment. In June 2007, the Company began the world’s first mass production of cutting-edge 45-nanometer process system LSIs using 300mm wafers at its Uozu plant.

In batteries, despite weak sales of lithium-ion batteries, overall sales increased due mainly to favorable results of alkaline dry batteries. Staying a step ahead of its competitors, Matsushita also developed the new alkaline dry battery EVOLTA, which provides extended life in a wide range of applications, including digital AV products.

Going forward, Matsushita will strive to secure growth and enhance profitability by producing high value-added devices that help make equipment better performing, more compact, lighter, and more energy-efficient.

MEW and PanaHome

Sales in this category increased 2% from ¥1,698.1 billion in the previous fiscal year to ¥1,730.7 billion.

MEW recorded sales gains in electrical construction products, mainly in high-performance wiring equipment and home fire alarms, while in the home appliances business, favorable sales were recorded mainly in aesthetic products. In the building products business, although a decrease in residential construction starts had a negative effect, a strong performance by the fully-automatic toilet with self-cleaning function, A La Uno, which features new materials that resist dirt, as well as water-related products such as modular bathroom systems for collective housing, contributed to an increase in sales. Meanwhile, in the electronic and plastic materials business, environmentally friendly products such as multilayer printed circuit board materials and semiconductor encapsulation materials showed a significant increase in sales. In the automation controls business, MEW saw favorable sales in automotive devices.

Going forward, MEW will develop demand-creating products in response to social trends such as those related to environmental protection, energy conservation, security and health. In addition, MEW plans to expand its overseas business, with a particular emphasis on China, India and other Asian countries.

In PanaHome, a sales decline in the detached housing business as a result of sluggish housing market conditions, led to a decrease in overall sales.

Going forward, PanaHome will provide living spaces that are friendly to people and the planet by embracing technologies in harmony with the environment. It will also provide comfortable living environments and spaces, thereby ensuring sustainable growth.

JVC

Sales in this category totaled ¥180.5 billion.

JVC (Victor Company of Japan Ltd. and its subsidiaries) became associated companies under the equity method in August 2007, and the sales for the period from then on are not included in Matsushita’s consolidated results.

Other

Sales in this category increased 8% to ¥722.6 billion from ¥667.8 billion in the previous fiscal year.

In the factory automation (FA) business, Matsushita maintained a leading global market share by expanding its lineup of high-speed modular mounting machines. In the semiconductor mounting business, the Company introduced new products that enable multiple mounting and mounting of high-brightness LEDs. To provide optimal solutions for its customers, Matsushita has established a global framework for demonstration to support test production and development of the manufacturing processes overseas.

Looking ahead, Matsushita will strive to further enhance the speed and functionality of its mounting equipment and actively offer a wide range of solutions, thereby securing growth in the FA business.

Sales Breakdown

Category	Sales (billions of yen)	Percentage vs. previous year	Percentage of total sales
AVC Networks	4,001.8	106%	44%
Video and audio equipment	1,799.2	108	20
Information and communications equipment	2,202.6	105	24
Home Appliances	1,283.0	106	14
Components and Devices	1,150.3	102	13
MEW and PanaHome	1,730.7	102	19
JVC	180.5	28	2
Other	722.6	108	8

Total	9,068.9	100	100

Sales
Domestic	4,544.8	98	50
Overseas	4,524.1	101	50

(Notes)	1.	Amounts less than one-tenth of a billion yen have been rounded to the nearest whole one-tenth of a billion yen. Percentages versus the previous year have been rounded to the nearest whole number.

	2.	The healthcare business was transferred to Panasonic Shikoku Electronics Co., Ltd. on April 1, 2007. Accordingly, year-on-year comparisons for the Home Appliances and AVC Networks businesses are based on restated results for fiscal 2007.

	3.	Victor Company of Japan Ltd. and its consolidated subsidiaries became associated companies under the equity method in August 2007. Accordingly, JVC sales for the period from then on are not included in consolidated sales for the year under review. The year-on-year comparison is based on the twelve-month total for fiscal 2007.

(2) Research and Development

Matsushita executed initiatives to accelerate R&D with a focus on key development themes, in order to enhance R&D efficiency primarily by creating a common platform for technologies in different product segments and categories, and to develop environmental and recycling technologies.

Key development themes during the fiscal year were as follows:

(1)	Innovative technologies that contribute to significant advances in plasma display panels (PDPs)

Using new fluorescent substances and other new materials, a new highly efficient discharge gas, and a new circuit driver technology that dramatically lowers power loss, Matsushita developed 1) a highly efficient full HD 42-inch PDP, which doubled the luminous efficiency of previous models while halving power consumption, 2) a full-flat full HD 50-inch PDP that is only 24.7 mm thick and 3) the world’s largest 150-inch PDP*1 with an 8.84 million-pixel resolution, four times that of existing full HD PDPs.

(2)	The world’s first*2 Integrated Platform for 45 nm process system LSI

Using 45 nm process technology and system LSI design technology that integrates 250 million transistors onto a single chip, Matsushita succeeded in mounting the next-generation codec MPEG-4 AVC on a single chip. This codec enables a four-fold increase*3 in full HD recording time. The new system LSI is used in six types of equipment, including the Blu-ray DIGA HD recorder. This codec is also employed in mobile phones and camcorders, thereby contributing to improved R&D efficiency.

(3)	Tilted-drum washer/dryers with the world’s first*4 “Dancing laundering & drying system”

Matsushita’s newly developed dual direct-drive motor combines regular drum rotation with a quick back-and-forth movement, something conventional motors cannot do, thereby improving washing performance.

(4)	The new alkaline dry battery EVOLTA, boasting the world’s longest battery life*5

CAE analysis technology resulted in a new structure with improved volume and strength, and a new production method offering improved material packing density resulted in an increase in active material. The reactivity of active material was boosted by a combination of newly developed high-purity manganese dioxide and oxy-hydroxide titanium, which dramatically reduces the battery’s non-reactive portion, thus enabling high performance across the current spectrum.

(5)	Technology for recycling flame-retardant plastic used in discarded CRT TVs

The Company developed technology for specifying recyclable plastic used in flat-panel TVs and modification technology based on the properties of the specified plastic. These technologies resulted in recycled plastic with the strength and flame-retardant properties required for flat-panel TVs. Matsushita plans to partially use this material in the VIERA series of flat-panel TVs to be sold in Japan during 2008.

As a result, R&D expenditure during the year totaled ¥554.5 billion.

(Notes)	1.	As of January 8, 2008.

	2.	As of June 19, 2007.

	3.	When recording BS digital HD broadcasts in HE mode (as compared with direct recording).

	4.	As of September 6, 2007, for washer/dryers.

	5.	As of January 15, 2008. Based on tests using AA-size alkaline dry batteries and an average of discharge times measured against ANSI, IEC and JIS standards.

(3) Capital Investment

During the fiscal year under review, Matsushita primarily implemented capital investment to increase production capacity in strategic business areas such as semiconductors and digital AV equipment, particularly plasma TVs. Capital investment (excluding intangibles, on an accrual basis) totaled ¥449.3 billion.

Principal capital investment consisted of PDP manufacturing facilities for Plant No. 4 of Matsushita Plasma Display Panel Company Ltd. in Amagasaki, Japan, and semiconductor manufacturing facilities for the Uozu plant of the Semiconductor Company, located in Toyama, Japan.

(4) Corporate Financing

Matsushita maintains a basic policy of financing all required funds from internal sources. It also practices efficient fund management through internal financing activities.

(5) Challenges for the Matsushita Group

The global economic outlook for fiscal 2009, ending March 31, 2009, is uncertain. Although high growth is expected in emerging economies, there are a variety of downside risks, including the subprime loan problem, rising prices for raw materials and energy, including crude oil, and currency rate fluctuations. In the electronics industry, while robust growth is expected due mainly to rising demand before the Beijing Olympics, there are uncertainties in the future business environment, such as larger-than-expected price declines and prolonged sluggishness for the housing market in Japan and the U.S.

Under these circumstances, in fiscal 2009, the middle year of the mid-term management plan GP3, Matsushita strives to produce successful results and work on getting growth on track. The Company will steadily implement initiatives focused on four major themes: double-digit growth for overseas sales, four strategic businesses, manufacturing innovation and the eco ideas strategy.

To achieve double-digit growth in overseas sales, the Company will promote initiatives in key markets such as the U.S. and Europe, while also working to accelerate growth in the BRICs countries and Vietnam. In addition, Matsushita plans to spur demand relating to the Beijing Olympics and further expand its overseas sales of home appliances products. With regard to four strategic businesses, Matsushita will focus on its digital AV business, automotive electronics business, businesses providing comfortable living and semiconductors and other devices businesses. The Company will work to strengthen product competitiveness in each business, while also expanding synergies through collaboration between these businesses. In flat-panel TVs, in particular, the Company will lead the large-screen TV market with its plasma TVs, and it also plans to begin construction of a LCD panel plant in Himeji, Japan in August 2008. This will help ensure stable procurement of LCD panels, and will also be another step in the transition to a vertically integrated LCD TV business model. As for manufacturing innovation, Matsushita will further pursue cost reductions processes while also strengthening its V-products. As part of its eco ideas strategy, the Company will create more products with industry-leading energy efficiency, while also working aggressively to reduce CO2 emissions from production activities. Moreover, Matsushita will work on a wide range of initiatives, in collaboration with local communities, to expand the scope of ecological activities.

In addition, Matsushita will promote initiatives toward future growth with an eye to the next five to ten years. For sustainable growth in the future, Matsushita has to create and foster new businesses as well as strengthen existing products and businesses. Specifically, Matsushita will aim to create new businesses derived from product progress or integration in areas that cut across business domains, such as automotive electronics, mobile AV and security. Furthermore, Matsushita will pursue new opportunities in areas such as networks, energy and the environment, healthcare, and devices.

Assuming that the Company obtains shareholder approval, Matsushita plans to change its company name to Panasonic Corporation on October 1, 2008. The National brand, used in Japan for home appliances and housing equipment and systems, will be abolished by the end of fiscal 2010. From that time forward, all Company products will be sold under the Panasonic brand, even in Japan. This company name change and brand unification clearly indicate the Company’s strong will to become a true global company. Moreover, this will unite all employees under the Panasonic name in future efforts to improve global brand value.

From the perspective of shareholder-oriented management, Matsushita will continue to proactively return profits to shareholders. Specifically, the Company will comprehensively provide shareholder return in the form of cash dividends based on the results of the growth strategies, and its own share repurchases.

Thanks to ongoing shareholder support, Matsushita was able to mark its 90th anniversary this year. Based on its founding principles, the Company will continue its unwavering efforts to achieve global excellence.

Matsushita thanks all of its shareholders for their continued support.

(6) Financial Summary

Consolidated business results and financial condition

	Year ended March 31,
Fiscal Period	2005	2006	2007	2008
Net sales (billions of yen)	8,713.6	8,894.3	9,108.2	9,068.9
Income before income taxes (billions of yen)	246.9	371.3	439.1	435.0
Net income (billions of yen)	58.5	154.4	217.2	281.9
Basic net income per share (yen)	25.49	69.48	99.50	132.90
Total assets (billions of yen)	8,056.9	7,964.6	7,897.0	7,443.6
Stockholders’ equity (billions of yen)	3,544.3	3,787.6	3,916.7	3,742.3
Stockholders’ equity per share (yen)	1,569.39	1,714.22	1,824.89	1,781.11

(Notes)	1.	The Company’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP). Stockholders’ equity and stockholders’ equity per share are shown in conformity with U.S. GAAP.

	2.	Amounts less than one-tenth of a billion yen are rounded to the nearest whole one-tenth of a billion yen.

•

In fiscal 2005, the Company posted increased sales. This was due to sales gains in digital AV equipment and home appliances, especially V-products as well as the addition of MEW, PanaHome and their respective subsidiaries to the Company’s consolidated financial results. Regarding earnings, negative factors such as expenses associated with the implementation of early retirement programs were more than offset mainly by sales gains and comprehensive cost reduction efforts. As a result, the Company recorded a significant gain in profit.

•

In fiscal 2006, the Company recorded increased sales due to sales gains both inside and outside Japan for digital products, especially V-products. Regarding earnings, negative factors such as expenses associated with the implementation of early retirement programs and expenses related to the kerosene fan heater recall were more than offset by restructuring effects, comprehensive cost rationalization efforts and a gain related to the liquidation of MEI Holding Inc. As a result, the Company recorded a gain in profit.

•

In fiscal 2007, the Company saw sales gains due mainly to an increase in sales of digital AV products both in Japan and abroad, particularly flat-panel TVs. Regarding earnings, negative factors, such as rising raw materials prices and ever-intensifying global price competition, were offset by cost rationalization efforts centered on reducing fixed and material costs. Gains on the sale of investments and the effects of a weaker yen also contributed to an increase in earnings.

•	Details of operations for fiscal 2008 (the latest fiscal period) are as described in the preceding pages under “1) Progress and Results during the Period.”

Parent-alone business results and financial condition

	Year ended March 31,
Fiscal Period	2005	2006	2007	2008
Net sales (billions of yen)	4,145.7	4,472.6	4,746.9	4,862.2
Recurring profit (billions of yen)	116.3	216.4	141.6	211.1
Net income (billions of yen)	73.5	20.4	98.8	100.3
Net income per share (yen)	31.90	9.08	45.26	47.29
Total assets (billions of yen)	4,920.5	4,991.3	4,816.7	4,604.4
Net assets (billions of yen)	2,779.7	2,738.4	2,664.4	2,473.9
Net assets per share (yen)	1,230.76	1,239.25	1,241.41	1,177.42

(Notes)	1.	Amounts less than one-tenth of a billion yen are rounded to the nearest whole one-tenth of a billion yen.

	2.	From fiscal 2006, the Company adopted the new accounting standard for impairment of fixed assets “Opinion Concerning Establishment of Accounting Standard for Impairment of Fixed Assets” (Business Accounting Deliberation Council, August 9, 2002) and “Implementation Guidance for the Accounting Standard for Impairment of Fixed Assets” (Financial Accounting Standard Implementation Guidance No. 6, Accounting Standards Board of Japan, October 31, 2003).

	3.	In fiscal 2007, the Company adopted the “Accounting Standard for Presentation of Net Assets on the Balance Sheet” (Accounting Standards Board of Japan (ASBJ) Statement No. 5, December 9, 2005) and “Guidance on Accounting Standard for Presentation of Net Assets on the Balance Sheet” (ASBJ Guidance No. 8, December 9, 2005).

•

In fiscal 2005, Matsushita recorded an increase in sales due mainly to favorable sales in video and audio equipment in AVC Networks, as well as increased sales in Home Appliances. The Company also recorded a gain in profits as a result of sales increases, and various cost reduction initiatives, as well as the positive effects of business restructuring.

•

In fiscal 2006, Matsushita achieved increased sales, primarily in the AVC Networks category. Regarding earnings, there was also a significant increase in recurring profit due to increased sales, cost reduction efforts and an increase in dividend income. However, the Company incurred other deductions such as business restructuring expenses and a loss on valuation of securities of subsidiaries, resulting in lower net income year on year.

•

In fiscal 2007, Matsushita recorded an increase in sales due mainly to higher sales of digital products. Despite various cost reduction efforts, a decrease in dividend income from affiliates led to lower recurring profit. Net income increased, due mainly to gains from the sale of securities of an affiliated company.

•

In fiscal 2008, revenue increased due to strong sales, particularly of digital AV products. Despite a decline in prices, recurring profits also rose, due to an increase in dividend income. In addition, the Company posted such extraordinary losses as impairment losses and losses on the valuation of securities in affiliated companies, but net income still increased, mainly as a result of a decline in corporate tax.

(7) Principal Business

The Company’s main products and services by business segment are as follows:

(as of March 31, 2008)

Categories		Main products and services

AVC Networks	Video and audio equipment	Plasma and LCD TVs, DVD recorders/players, camcorders, digital cameras, compact disc (CD), Mini Disc (MD) and Secure Digital (SD) players, other personal and home audio equipment, SD Memory Cards and other recordable media, optical pickup and other electro-optic devices, etc.
Information and communications equipment

PCs, optical disc drives, copiers, printers, telephones, mobile phones, facsimile equipment, broadcast- and business-use AV equipment, communications network-related equipment, traffic-related systems, car AVC equipment, healthcare equipment, etc.

Home Appliances		Refrigerators, room air conditioners, washing machines, clothes dryers, vacuum cleaners, electric irons, microwave ovens, rice cookers, other cooking appliances, dish washer/dryers, electric fans, air purifiers, electric heating equipment, electric hot water supply equipment, sanitary equipment, electric lamps, ventilation and air-conditioning equipment, car air conditioners, compressors, vending machines, etc.

Components and Devices		Semiconductors, general components (capacitors, tuners, circuit boards, power supplies, circuit components, electromechanical components, speakers, etc.), electric motors, batteries, etc.

MEW and PanaHome		Lighting fixtures, wiring devices, personal-care products, health enhancing products, water-related products, modular kitchen systems, interior furnishing materials, exterior finishing materials, electronic and plastic materials, automation controls, detached housing, rental apartment housing, medical and nursing care facilities, home remodeling, residential real estate, etc.

Other		Electronic-components-mounting machines, industrial robots, welding equipment, bicycles, imported materials and components, etc.

(Note)	Victor Company of Japan Ltd. and its consolidated subsidiaries became associated companies under the equity method from consolidated subsidiaries from August 2007. Accordingly, the JVC category is not listed above.

(8) Major Business Sites of the Matsushita Group

1) Major business sites of the Company	(as of March 31, 2008)

Name	Locations in Japan
Corporate head office	Kadoma

Corporate branch office
Tokyo Branch	Tokyo

Research and development divisions
Advanced Technology Research Laboratories	Kyoto
Corporate Network Development Center	Kadoma
Advanced Devices Development Center	Moriguchi
Strategic Semiconductor Development Center	Moriguchi
Corporate Manufacturing Innovation Division	Kadoma

Sales divisions
Corporate Marketing Division for Consumer Products	Tokyo
Corporate Marketing Division for Panasonic Brand	Tokyo
Corporate Marketing Division for National Brand Home Appliances	Tokyo
Corporate Marketing Division for National Brand Wellness Products	Tokyo
Corporate Industrial Marketing & Sales Division	Tokyo

Overseas management divisions
Corporate Regional Management Divisions (North America; Latin America; Europe; CIS, the Middle East and Africa; Asia and Oceania; China and Northeast Asia)	Osaka
Corporate International Trade Division	Osaka
Global Procurement Service Company	Osaka

Production divisions
Panasonic AVC Networks Company	Kadoma
Panasonic Automotive Systems Company	Yokohama
Panasonic System Solutions Company	Yokohama
Matsushita Home Appliances Company	Kusatsu
Lighting Company	Takatsuki
Semiconductor Company	Nagaokakyo
Motor Company	Daito
Corporate eNet Business Division	Tokyo

(Notes)	1.	Each location is a main office, headquarters or division.

	2.	The following change is effective April 1, 2008:

		The Tokyo R&D Center (in Yokohama, Japan) was established.

2) Principal domestic subsidiaries	(as of March 31, 2008)

Name	Capital stock (millions of yen)	% of ownership	Principal businesses	Locations in Japan
Matsushita Electric Works, Ltd.	148,513	52.1	Manufacture and sale of lighting products, information equipment, home appliances, building products, electronic and plastic materials, and automation controls	Kadoma

Matsushita Plasma Display Panel Co., Ltd.	35,600	75.0	Manufacture and sale of plasma TVs and TV modules	Ibaraki

Panasonic Communications Co., Ltd.	29,845	100.0	Manufacture and sale of fixed-line communications equipment, including document-related products	Fukuoka

PanaHome Corporation	28,375	54.6*[1]	Construction and sale of custom-built houses and sale of land and buildings, with real estate, asset utilization, and home remodeling businesses	Toyonaka

Panasonic Electronic Devices Co., Ltd.	23,012	100.0	Manufacture and sale of electric and electronic equipment, electronic components, electronic materials, electronic machinery and instruments	Kadoma

Panasonic Mobile Communications Co., Ltd.	22,856	100.0	Manufacture and sale of mobile communications and network-related equipment	Yokohama

Panasonic Factory Solutions Co., Ltd.	15,000	100.0	Manufacture and sale of production systems, including circuit manufacturing and parts mounting equipment and systems	Kadoma

Matsushita Ecology Systems Co., Ltd.	12,092	100.0	Manufacture and sale of environment-related equipment and systems	Kasugai

Matsushita Refrigeration Company	11,942	100.0	Manufacture and sale of refrigerators, vending machines, compressors, and heating and cooling components	Kusatsu

Matsushita Battery Industrial Co., Ltd.	10,500	100.0	Manufacture and sale of primary and rechargeable batteries, chargers, battery-applied products, and battery components	Moriguchi

Panasonic Shikoku Electronics Co., Ltd.	7,907	100.0	Manufacture and sale of healthcare equipment, imaging equipment, and device products.	Ehime

IPS Alpha Technology, Ltd.	50,225	44.9	Manufacture and sale of LCD panels	Mobara

(Notes)	1.	Percentages with an asterisk (*) include indirect ownership.

	2.	Victor Company of Japan Ltd. and its consolidated subsidiaries became associated companies under the equity method from consolidated subsidiaries from August 2007.

	3.	By acquiring the approximately 15% of issued shares in IPS Alpha Technology, Ltd. owned by Toshiba Corporation on March 31, 2008, Matsushita’s voting rights stake in IPS Alpha rose to 44.9%. In addition, Matsushita finalized a contract with Hitachi, Ltd. on February 15, 2008 under which it will acquire the shares in IPS Alpha owned by Hitachi Displays, Ltd. once certain conditions are satisfied. As a result, IPS Alpha became a consolidated subsidiary of Matsushita on March 31, 2008.

	4.	Matsushita Refrigeration Company was absorbed on April 1, 2008.

3) Principal overseas subsidiaries	(as of March 31, 2008)
(all currency amounts: millions)

Name	Capital stock		% of ownership	Principal businesses	Locations
Panasonic Corporation of North America	US$	537.0	100.0	Manufacture and sale of various electric and electronic products, with regional headquarters functions	U.S.

Panasonic Europe Ltd.	Stg£	199.9	100.0	Regional headquarters and R&D functions	U.K.

Panasonic AVC Networks Czech s.r.o.	Czk	2,700.0	100.0*	Manufacture and sale of plasma and LCD TVs, etc.	Czech Republic

Panasonic Asia Pacific Pte. Ltd.	Singapore $	40.0	100.0*	Sale of various electric and electronic products, with regional headquarters functions	Singapore

Panasonic AVC Networks Singapore Pte. Ltd.	Singapore $	196.8	100.0*	Manufacture and sale of plasma TVs, audio and home theater equipment	Singapore

Panasonic Communications Philippines Corporation	Philippine peso	500.0	100.0*	Manufacture and sale of optical disc drives and related equipment	Philippines

Panasonic Taiwan Co., Ltd.	NT$	3,421.7	69.8	Manufacture and sale of various electric and electronic products	Taiwan

Panasonic Corporation of China	RMB	7,742.4	100.0	Sale of various electric and electronic products, with regional headquarters functions	China

Panasonic Home Appliances Air-Conditioning (Guangzhou) Co., Ltd.	RMB	282.2	67.8*	Manufacture and sale of air conditioner- related products	China

(Note) Percentages with an asterisk (*) include indirect ownership.

(9) Employees

(as of March 31, 2008)

Business category	Number of employees
AVC Networks	96,431
Home Appliances	43,878
Components and Devices	76,862
MEW and PanaHome	61,423
Other	23,635
Corporate	3,599

Total	305,828

(Notes)	1.	The number of employees refers solely to full-time employees of the Company on a consolidated basis.

	2.	The number of employees has decreased by 22,817 persons from the end of the preceding fiscal period. This is primarily because JVC and its consolidated subsidiaries became associated companies under the equity method in August 2007. Accordingly, their employees are no longer reflected in the above table as of March 31, 2008.

	3.	Of the total above, the number of employees at the parent company was as follows:

Number of employees	Average age	Average tenure (years)
42,728	43.6	22.0

(10) Sale of Businesses, etc.

The primary transactions during the period under review were as follows:

1.	On April 1, 2007, the Healthcare Business was divided from Matsushita and transferred to Panasonic Shikoku Electronics Co., Ltd.

2.	On March 31, 2008, Matsushita acquired an additional approximately 15% of issued shares in IPS Alpha Technology, Ltd. from Toshiba Corporation.

3.	On March 31, 2008, Matsushita acquired approximately 25% of issued shares in Hitachi Displays, Ltd from Hitachi, Ltd.

4.	On April 1, 2008, Matsushita absorbed Matsushita Refrigeration Company.

2. Shares (as of March 31, 2008)

(1) Number of shares authorized to be issued	4,950,000,000

(2) Number of shares issued	2,453,053,497

(3) Number of shareholders	234,532

(4) Major shareholders:

Name	Share ownership (in thousands of shares)	% of total issued shares
Moxley & Co.	185,959	8.85
The Master Trust Bank of Japan, Ltd. (trust account)	134,450	6.39
Japan Trustee Services Bank, Ltd. (trust account)	87,358	4.15
State Street Bank and Trust Co.	68,030	3.23
Nippon Life Insurance Co.	67,000	3.18
Sumitomo Mitsui Banking Corporation	57,583	2.74
Mitsui Sumitomo Insurance Co., Ltd.	35,106	1.67
Matsushita Electric Employee Shareholding Association	33,869	1.61
Sumitomo Life Insurance Co.	31,382	1.49
State Street Bank and Trust Co. 505103	25,878	1.23

(Notes)	1.	Holdings of less than 1,000 shares have been omitted.

	2.	Percentage of total issued shares is calculated excluding the Company’s own shares (351,936,341 shares).

(5)	Acquisition of the Company’s own shares

Number of shares repurchased from the market by a resolution of the Board of Directors
Common stock:	43,944,000
Aggregate repurchase amount:	¥99,995,753,000
Reason for repurchase: To increase shareholder value per share and improve return on capital.

3. Stock Acquisition and Other Rights (as of March 31, 2008)

Two directors hold a total of 12 stock acquisition rights. No outside directors or corporate auditors hold stock acquisition rights.

(1) Class and number of shares for which stock acquisition rights were issued: 12,000 shares of common stock

(2) Exercise price of stock acquisition rights: ¥1,734,000 per stock acquisition right (¥1,734 per share)

(3) Period during which stock acquisition rights are exercisable: From July 1, 2004 through June 30, 2008.

4. Directors, Corporate Auditors and Executive Officers

(1) Directors and Corporate Auditors

(Titles and responsibilities are all as of March 31, 2008)

Title	Name	Major responsibility

Chairman of the Board	Kunio Nakamura

Vice Chairman of the Board	Masayuki Matsushita

President	Fumio Ohtsubo

Executive Vice Presidents	Takami Sano	Representative in Tokyo / in charge of Automotive Electronics Business, Panasonic System Solutions Company, Panasonic Mobile Communications Co., Ltd., Corporate eNet Business Division, and Corporate Construction Business Promotion Division

	Susumu Koike	In charge of Technology and Semiconductor Company

	Shunzo Ushimaru	In charge of Domestic Consumer Marketing, Electrical Supplies Sales, Project Sales and Building Products Sales, Advertising, and Design / Chairman, Corporate Brand Committee

Senior Managing Directors	Koshi Kitadai*	President, Panasonic Automotive Systems Company / in charge of Industrial Sales

	Toshihiro Sakamoto*	President, Panasonic AVC Networks Company

Managing Directors	Yasuo Katsura*	Director, Tokyo Branch

	Takahiro Mori*	In charge of Corporate Planning

	Shinichi Fukushima*	In charge of Personnel and General Affairs

	Junji Esaka*	In charge of Home Appliances Business / President, Matsushita Home Appliances Company / in charge of Lighting Company

	Hitoshi Otsuki*	In charge of Overseas Operations

	Ikusaburo Kashima*	In charge of Legal Affairs, Corporate Risk Management, Corporate Information Security, Corporate Business Ethics, and Corporate International Affairs

Directors	Ikuo Uno

	Hidetsugu Otsuru*	In charge of Facility Management, Quality Administration, Corporate FF Customer Support & Management Division, and Environmental Affairs

	Makoto Uenoyama*	In charge of Accounting and Finance

Honorary Chairman of the Board and Executive Advisor	Masaharu Matsushita

Senior Corporate Auditors	Yukio Furuta

Kenichi Hamada

Corporate Auditors	Yasuo Yoshino

Ikuo Hata

Hiroyuki Takahashi

(Notes)	1.	Those with the title of Senior Managing Director or above are Representative Directors.

	2.	Ikuo Uno is an outside director pursuant to the provisions of Article 2, Paragraph 15 of the Company Law of Japan.

	3.	Yasuo Yoshino, Ikuo Hata and Hiroyuki Takahashi are outside corporate auditors pursuant to the provisions of Article 2, Paragraph 16 of the Company Law of Japan.

	4.	Senior Corporate Auditor Kenichi Hamada has a thorough knowledge of finance and accounting, including experience serving as Executive Vice President in charge of Accounting at Panasonic Communications Co., Ltd.

	5.	Asterisks (*) denote members of the Board of Directors who concurrently serve as Executive Officers, pursuant to the Executive Officer System.

	6.	Changes in Directors and Corporate Auditors during fiscal 2008: (1) Elections:

(1) Elections:

•      On April 1, 2007, Shunzo Ushimaru assumed office as Executive Vice President, while Ikusaburo Kashima assumed office as Managing Director.

•      At the 100th Ordinary General Meeting of Shareholders held on June 27, 2007, Koshi Kitadai, Yasuo Katsura, Hitoshi Otsuki and Makoto Uenoyama were newly elected as Directors, and Kenichi Hamada was newly elected as a Corporate Auditor.

•      At the Board of Directors meeting held the same day, Koshi Kitadai was elected as a Senior Managing Director, while Yasuo Katsura and Hitoshi Otsuki were appointed as Managing Directors.

(2) Retirements:

•      At the conclusion of the 100th Ordinary General Meeting of Shareholders held on June 27, 2007, Tetsuya Kawakami and Mikio Ito retired as Directors upon expiration of their terms. In addition, Kazumi Kawaguchi retired as a Senior Corporate Auditor upon expiration of his term.

•      Yoshifumi Nishikawa retired as a Director on August 31, 2007.

7.	Major responsibility or title of Directors as representatives of other corporations or organizations

Title	Name	Name of Corporation or Organization	Title
Directors	Kunio Nakamura	Japanesque Modern Committee	Board Chair

		Tokyo FM Broadcasting Co., Ltd.	Outside Director

	Masayuki Matsushita	PHP Institute Inc.	Chairman

		The Matsushita International Foundation	President

		Matsushita Real Estate Co., Ltd.	President

	Takami Sano	BS-i, INCORPORATED	Outside Director

		Panasonic EV Energy Co., Ltd.	Outside Director

	Toshihiro Sakamoto	Katano Matsushita Co., Ltd.	President

		Kibi Matsushita Co., Ltd.	President

		Toshiba Matsushita Display Technology Co., Ltd.	Outside Director

	Shinichi Fukushima	Matsushita Electric Corporate Pension Fund	President

	Ikusaburo Kashima	KOITO MANUFACTURING CO., LTD.	Outside Director

	Masaharu Matsushita	New Otani Co., Ltd.	Outside Director

		Hotel Okura Co., Ltd.	Outside Director

		RIHGA Royal Hotels	Outside Director

Details of other responsibilities and duties held by outside directors and outside corporate auditors can be found in (3) Outside Directors and Corporate Auditors on page 18.

8.	Directors, Corporate Auditors, and Executive Officers

(1) Directors and Corporate Auditors

(Titles and responsibilities are all as of April 1, 2008)

Title	Name	Major responsibility

Chairman of the Board	Kunio Nakamura

Vice Chairman of the Board	Masayuki Matsushita

President	Fumio Ohtsubo

Executive Vice Presidents	Takami Sano	Representative in Tokyo

	Susumu Koike	In charge of Technology and Semiconductor Company

	Shunzo Ushimaru	In charge of Domestic Consumer Marketing, Electrical Supplies Sales, Project Sales and Building Products Sales, Advertising, and Design / Chairman, Corporate Brand Committee

	Koshi Kitadai	In charge of Automotive Electronics Business and Industrial Sales

Senior Managing Directors	Toshihiro Sakamoto*	President, Panasonic AVC Networks Company

	Takahiro Mori*	In charge of Corporate Planning

	Shinichi Fukushima*	Representative in Kansai

Managing Directors	Yasuo Katsura*	Director, Tokyo Branch

	Junji Esaka*	In charge of Home Appliances Business / President, Matsushita Home Appliances Company / in charge of Lighting Company

	Hitoshi Otsuki*	In charge of Overseas Operations

	Ikusaburo Kashima*	In charge of Legal Affairs, Corporate Risk Management, Corporate Information Security, Corporate Business Ethics, and Corporate International Affairs

Directors	Ikuo Uno

	Hidetsugu Otsuru*	In charge of Facility Management, Quality Administration, Corporate FF Customer Support & Management Division, and Environmental Affairs

	Makoto Uenoyama*	In charge of Accounting and Finance

Honorary Chairman of the Board and Executive Advisor	Masaharu Matsushita

Senior Corporate Auditors	Yukio Furuta

Kenichi Hamada

Corporate Auditors	Yasuo Yoshino

Ikuo Hata

Hiroyuki Takahashi

(Notes)	1.	Those with the title of Senior Managing Director or above are Representative Directors.

	2.	Asterisks (*) denote members of the Board of Directors who concurrently serve as Executive Officers, pursuant to the Executive Officer System.

(2) Executive Officers

(Titles and responsibilities are all as of April 1, 2008)

Title	Name	Major responsibility

Managing Executive Officers	Yoshihiko Yamada	Director, Corporate Management Division for North America / Chairman, Panasonic Corporation of North America

	Ken Morita	Senior Vice President, Panasonic AVC Networks Company / Director, Visual Products and Display Devices Business Group

	Yoshitaka Hayashi	In charge of Global Procurement and Global Logistics

	Takae Makita	In charge of Information Systems

	Kazuhiro Tsuga	President, Panasonic Automotive Systems Company

	Takumi Kajisha	In charge of Corporate Communications Division

	Kazunori Takami	In charge of Corporate Marketing Division for National Brand Home Appliances and Corporate Marketing Division for National Brand Wellness Products

Executive Officers	Masashi Makino	Director, Corporate Manufacturing Innovation Division

	Joachim Reinhart	COO, Panasonic Europe Ltd.

	Ikuo Miyamoto	Director, Corporate Management Division for Asia and Oceania / President, Panasonic Asia Pacific Pte. Ltd.

	Hideo Kawasaki	President, Semiconductor Company

	Shigeru Omori	Director, Corporate Industrial Marketing & Sales Division

	Masaaki Fujita	Senior Vice President, Panasonic AVC Networks Company / Director, PDP TV Business Unit of Visual Products and Display Devices Business Group

	Yoshihisa Fukushima	In charge of Intellectual Property

	Masatsugu Kondo	In charge of Alternative Energy Generation Technology

	Naoto Noguchi	President, Matsushita Battery Industrial Co., Ltd.

	Osamu Waki	President, Panasonic Mobile Communications Co., Ltd.

	Toshiaki Kobayashi	President, Panasonic Electronic Devices Co., Ltd.

	Joseph Taylor	COO, Panasonic Corporation of North America

	Yoshiiku Miyata	Director, Corporate Management Division for Europe / Chairman, Panasonic Europe Ltd.

	Takashi Toyama	President, Panasonic System Solutions Company / Director, Corporate Construction Business Promotion Division / in charge of Corporate eNet Business Division

	Jun Ishii	Director, Consumer Marketing Division / in charge of Corporate CS Division Chairman, Showroom Strategic Committee

	Toshiro Kisaka	Director, Corporate Management Division for China and Northeast Asia / Chairman, Panasonic Corporation of China

	Yutaka Takehana	In charge of Corporate Risk Management Office, Corporate Information Security Division, and Corporate Business Ethics

	Masato Tomita	Director, Corporate Management Division for the CIS, the Middle East, and Africa

	Hideaki Kawai	General Manager, Corporate Finance & IR Group / in charge of Financial Operations Center

	Masatoshi Harada	In charge of Personnel and General Affairs

	Takeshi Uenoyama	In charge of Device and Environmental Technology

	Koji Itazaki	Director, Corporate Procurement Division / Director, Corporate Global Logistics Division

	Shiro Nishiguchi	Director, Corporate Marketing Division for Panasonic Brand

	Yoshiyuki Miyabe	In charge of Digital Network & Software Technology

	Laurent Abadie	President, Panasonic France S.A.

(2)	Remuneration for Directors and Corporate Auditors

1.	Remuneration Policy

The maximum total amounts of remuneration for Directors and Corporate Auditors of Matsushita are determined by a resolution at a general meeting of shareholders. The remuneration amount for each Director is determined by Matsushita’s Representative Directors who are delegated to make such determination by the Board of Directors, and the amount of remuneration for each Corporate Auditor is determined upon discussions amongst the Corporate Auditors.

Upon resolution of the Board of Directors, the amounts of the remuneration and bonuses of Directors will be linked to individual performance based on CCM* (Capital Cost Management) and sales (an indicator of growth potential). By implementing this new performance evaluation criteria based on shareholder interests, Matsushita intends to promote continuous growth and enhance profitability on a long-term basis for the Matsushita Group as a whole.

*	CCM is an indicator created by Matsushita to evaluate return on capital.

2.	Amounts of Remuneration for Directors and Corporate Auditors

Classification	Number of Persons	Amounts (millions of yen)	Details
Directors	19	1,077	The maximum total amount of remuneration for Directors is ¥1,500 million (This amount was determined at the 100th Ordinary General Meeting of Shareholders held on June 27, 2007.)

Corporate Auditors	5	91	The maximum total amount of remuneration for Corporate Auditors is ¥140 million. (This amount was determined at the 100th Ordinary General Meeting of Shareholders held on June 27, 2007.)

Total	24	1,168

(Notes)	1.	The total amount of remuneration paid to Outside Directors and Corporate Auditors was 59 million yen. This amount has been included in the above total remuneration amount.

	2.	The following amount has not been included in the above total remuneration amount:
		Retirement benefits of 70 million yen paid to Directors and Corporate Auditors who have retired during the period in accordance with a resolution of the Ordinary General Meeting of Shareholders. (The retirement benefit system was abolished as per a resolution at the 99th Ordinary General Meeting of Shareholders held on June 28, 2006, but this resolution does not apply to those who were Directors and Corporate Auditors at the time of said resolution.)

	3.	Amounts less than one million yen have been rounded to the nearest million yen.

(3)	Outside Directors and Corporate Auditors

1. Major responsibility or status as representatives of other corporations or organizations

(As of March 31, 2008)

Position	Name	Name of corporation or organization	Title
Outside Director	Ikuo Uno	Nippon Life Insurance Company	Chairman

		Hotel Okura Co., Ltd. FUJI KYUKO Co., Ltd.	Outside Director

		Odakyu Electric Railway Co., Ltd. Sumitomo Mitsui Banking Corporation Sumitomo Mitsui Financial Group, Inc. Tohoku Electric Power Co., Inc. West Japan Railway Company	Outside Corporate Auditor

	Yoshifumi Nishikawa	Japan Post Holdings Co., Ltd. Japan Post	President and CEO President

		Internet Initiative Japan Inc. Incorporated Company Kampo Japan Post Savings Bank Co., Ltd. DAIICHI SANKYO COMPANY, LIMITED RENGO CO., LTD.	Outside Director

		Tokyo Broadcasting System, Inc. Nankai Electric Railway Co., Ltd.	Outside Corporate Auditor

Outside Corporate Auditor	Ikuo Hata	Oh-ebashi LPC & Partners	Attorney at Law

	Hiroyuki Takahashi	Shinsei Bank, Limited KYOWA HAKKO KOGYO CO., LTD.	Outside Director Outside Corporate Auditor

(Notes)	1.	The information regarding Yoshifumi Nishikawa is current as of his retirement on August 31, 2007.

	2.	Nippon Life Insurance Company is a major shareholder of Matsushita, but does not have any significant business relationships with the Company.

	3.	Japan Post Holdings Co., Ltd. and Japan Post do not have any significant business relationships with the Company.

2. Major activities during fiscal 2008

Position	Name	Activities
Outside Director	Ikuo Uno	Attended 9 out of the 12 regular meetings of the Board of Directors and made appropriate remarks in hearings of bills. (Not attended 3 special meetings.)

	Yoshifumi Nishikawa	Attended 1 out of the 5 regular meetings of the Board of Directors until his retirement on August 31, 2007. (Not attended 1 special meeting.)

Outside Corporate Auditor	Yasuo Yoshino

Attended all of the 12 regular meetings of the Board of Directors and 3 special meetings of the Board of Directors and made appropriate remarks in hearings of bills.

Attended all of the 13 Board of Corporate Auditors meetings and made appropriate remarks through his outside experience and expertise.

	Ikuo Hata	Attended all of the 12 regular meetings of the Board of Directors and 3 special meetings of the Board of Directors and made appropriate remarks in hearings of bills.

Attended all of the 13 Board of Corporate Auditors meetings and made appropriate remarks through his outside experience and expertise.

	Hiroyuki Takahashi	Attended 11 out of the 12 regular meetings of the Directors and 3 special meetings of the Board of Directors and made appropriate remarks in hearings of bills.

Attended 12 out of the 13 Board of Corporate Auditors meetings and made appropriate remarks through his outside experience and expertise.

3. Outline of liability limitation agreement

The Company has concluded an agreement with all outside directors and outside corporate auditors limiting liability pursuant to Article 423, Paragraph 1 of the Company Law. Under this agreement, provided the actions of the individual concerned are well-intentioned and no significant negligence occurred in the fulfillment of their duties, the amount of liability is limited to the least amount in conformity with provisions of Article 425, Paragraph 1 of the Company Law of Japan.

5. Accounting Auditors

(1) Name of accounting auditors

KPMG AZSA & Co.

(2) Remuneration etc. paid to accounting auditors for the fiscal year under review

Classification	Details	Amounts (millions of yen)
(1)	Amount of remuneration	580
(2)	Total amount of cash and other property benefits to be paid by the Company and its subsidiaries	1,118

(Notes)	1.	The audit contract between the Company and its accounting auditors does not distinguish between remuneration for audits based on the Company Law of Japan and remuneration for audits based on the Financial Instruments and Exchange Act. For this reason, the figure for the amounts of (1) in the above table includes the aggregate sum of these amounts.

	2.	The Company and certain of its subsidiaries make payments to accounting auditors for services, such as finance due diligence related to business combinations, which are not covered by Article 2, Paragraph 1 of the Certified Public Accountant Law of Japan.

	3.	Matsushita Electric Works, Ltd., PanaHome Corporation, Panasonic Communications Co., Ltd., IPS Alpha Technology, Ltd., and overseas and other subsidiaries receive accounting auditing services mainly for financial statements from accounting auditors other than KPMG AZSA & Co.

(3) Policy regarding decision to dismiss or not reappoint the accounting auditor

In the event that dismissal of the accounting auditor is valid pursuant to any of the provisions of Article 340, Paragraph 1 of the Company Law of Japan, the Board of Corporate Auditors may dismiss the accounting auditor with the approval of all Corporate Auditors.

In addition, in cases that appropriate audit by the accounting auditor is not expected for any reason, the Directors of the Company, with the approval of the Board of Corporate Auditors or at the request of the Board of Corporate Auditors, may submit a proposal to the General Meeting of Shareholders to dismiss or not reappoint the accounting auditor.

6. Systems and Policies of the Company

(1)	Systems for ensuring that Directors’ performance of duty complies with laws and ordinances and the Company’s Articles of Incorporation and systems for ensuring appropriate business activities

The Company determined its basic approach to the development of internal control systems at the meeting of the Board of Directors held on May 18, 2006. It was decided at the Board of Directors’ Meeting held on July 25, 2007 that this basic approach should be retained. The basic approach is outlined below.

1)	System for ensuring legitimacy of the performance of duties by Directors

The Company shall ensure legitimacy of the performance of duties by Directors by developing effective corporate governance and monitoring systems, as well as increasing awareness about compliance.

2)	System for retention and management of information on the performance of duties by Directors

The Company shall retain and manage information on the performance of duties by Directors in accordance with laws and ordinances and the internal regulations of the Company.

3)	Regulations and other systems for risk management

The Company shall establish regulations for risk management, collect and assess information on risks in an integrated and comprehensive fashion in order to identify material risks, take countermeasures that match the materiality of each risk and seek continuous improvements through monitoring the progress of such countermeasures.

4)	System for ensuring efficiency of the performance of duties by Directors

The Company shall ensure efficiency of the performance of duties by Directors by clarifying business goals through business plans and other measures, and examining the status of achievement of such goals, while seeking to expedite decision-making.

5)	System for ensuring legitimacy of the performance of duties by employees

The Company shall seek to increase awareness of compliance by employees by clarifying the Company’s approach to compliance. The Company shall also ensure legitimacy of the performance of duties by employees by developing effective monitoring systems.

6)	Matters concerning employees who assist Corporate Auditors in auditing, and matters concerning independency of such employees from Directors

The Company shall establish an organization independent from Directors and maintain a staff for Corporate Auditors in order to enhance the effectiveness of audits by Corporate Auditors and facilitate the effective performance of audits.

7)	System for making reports to Corporate Auditors

The Company shall ensure opportunities and a system by which Directors and employees, etc. can make reports to Corporate Auditors.

8)	System for ensuring efficient execution of audits by Corporate Auditors

The Company shall develop a system in which effective audits may be executed in accordance with the audit plan established by Corporate Auditors each year.

9)	System for ensuring adequacy of business at Matsushita’s Group Companies

The Company shall ensure that group companies follow the management policy and management philosophy of the Company and the basic approach in 1) through 8) above in order to ensure adequate execution of businesses for the Matsushita Group as a whole, while at the same time respecting the group companies’ autonomous management.

Status of development

1)	System for ensuring legitimacy of the performance of duties by Directors

The Company established internal regulations such as the Code of Conduct of the Matsushita Group, which provides specific guidelines for the implementation of management philosophy, the Code of Ethics for Directors and Executive Officers, and other internal rules. The Company also delegates responsibility relating to execution of business to Executive Officers, pursuant to resolutions of the Board of Directors. The Company also realigned the role and structure of the Board of Directors to concentrate on corporate strategies and the supervision of business domain companies, and under such system the responsibility of Directors is clarified. Moreover, audits are conducted by Corporate Auditors and the Board of Corporate Auditors. Matsushita also has a management committee and a non-statutory full-time senior auditor at each internal divisional company which respectively correspond to the Board of Directors and the Corporate Auditors at the Company.

2)	System for retention and management of information on the performance of duties by Directors

The minutes of meetings of the Board of Directors are recorded for each meeting of the Board of Directors and retained permanently by the responsible department. The records of final decisions by the President are also retained permanently by the department in charge.

3)	Regulations and other systems for risk management

Based on Basic Risk Management Regulations, the Company identifies material risks by collecting and assessing information on risks in an integrated and comprehensive fashion through the Global and Group (G&G) Risk Management Committee and takes countermeasures that match the materiality of each risk.

4)	System for ensuring efficiency of the performance of duties by Directors

The Company expedites decision-making through the Group Management Committee, which is a subordinate organization to the Board of Directors, the operation of the approval procedures of material matters, clear separation of roles for Directors and Executive Officers, the bold transfer of authority to each business domain company, and the implementation of an IT system that ensures the rapid and accurate collection and transmission of vital management information. Also, the Company established the mid-term management plan, the business plan and other measures, and planned and implemented the measures by confirming and examining the status of achievement at the time of financial settlement of monthly accounts.

5)	System for ensuring legitimacy of the performance of duties by employees

The Company makes efforts to detect fraudulent acts at an early stage through performing the audit on operation and the internal control audit, operating the global corporate business ethics hotline and other measures, as well as establishing internal rules such as the Code of Conduct of the Matsushita Group and various activities including the operations of the corporate compliance committee.

6)	Matters concerning employees who assist Corporate Auditors in auditing and matters concerning independency of such employees from Directors

The Company established the Corporate Auditor’s Office to which the full-time staff for Corporate Auditors belong, under the direct control of the Board of Corporate Auditors, which is separate from other executive departments.

7)	System for making reports to Corporate Auditors

Directors and employees, etc. make reports on business operations and problems to Corporate Auditors at regular meetings held by Corporate Auditors or at other important meetings by requesting Corporate Auditors to attend, as necessary.

The Company also established a system by which employees, etc. can report directly to the Board of Corporate Auditors about concerns in regards to accounting or auditing irregularities.

8)	System for ensuring effectiveness of audits by Corporate Auditors

The Company has a non-statutory full-time senior auditor at each business domain company who assists Corporate Auditors in auditing compliance status. The Company also established and operates the Matsushita Group Auditor Meetings chaired by the Company’s Senior Corporate Auditors in order to enhance collaboration among the Company’s Corporate Auditors, the non-statutory full-time senior auditor of internal divisional companies and the Corporate Auditors of the Company’s subsidiaries. Moreover, each department has been cooperating to enhance the effectiveness of audits by Corporate Auditors through each department’s collaboration in visiting audits of business offices inside and outside Japan by Corporate Auditors and through the internal auditing group’s reports to Corporate Auditors at appropriate times.

9)	System for ensuring adequacy for businesses of the Company’s group

The Company established the Code of Conduct of the Matsushita Group, and it also exercises the rights of shareholders of the group companies and dispatches Directors and Corporate Auditors to the group companies. In addition, the Company established the approval procedures of final decisions of material matters, and established the function-related regulations across the group. Moreover, the Company conducts a regular audit on its business operation and internal control by the internal auditing group, shares business goals through announcement of the management policy and sends appropriate information by internal notices.

        Moreover, the framework described above ensures that operations are appropriate, enabling the Matsushita Group to establish the internal controls necessary for Sarbanes-Oxley financial reporting.

(Note) “Group companies” means subsidiaries as stipulated in the Company Law of Japan.

(2) Policy on Control of Matsushita Electric Industrial Co., Ltd.

1.	Basic Policy

Since its establishment, Matsushita has operated its businesses under its basic management philosophy, which sets forth that the mission of a business enterprise is to contribute to the progress and development of society and the well-being of people through its business activities, thereby enhancing the quality of life throughout the world. Aiming to grow further to become a global excellent company, Matsushita will work to deliver sustained growth in corporate value to satisfy its shareholders, investors, customers, business partners, employees and all other stakeholders.

Matsushita has a basic policy that shareholders should make final decisions in the event of a Large-scale Purchase of the Company’s shares, regarding whether or not the Large-scale Purchase should be accepted. However, there is the possibility that such Large-scale Purchaser may not provide shareholders with sufficient information for making appropriate decisions. There is also concern that any Large-scale Purchase may damage corporate value and shareholder interest. In this event, the Company may take countermeasures in order to protect the interests of all shareholders.

2.	Measures to Realize Basic Policy

1) Specific Measures to Realize Basic Policy

Matsushita has announced a mid-term management plan called GP3, which will run from fiscal 2008 to fiscal 2010. Based on the plan’s fundamental concept of delivering steady growth with profitability, the Company will implement a range of measures to achieve the targets of ¥10 trillion in sales, representing growth, and ROE of 10%, measuring capital efficiency.

In terms of concrete measures, Matsushita will concentrate management resources on its strategic businesses, while actively pursuing manufacturing of more competitive products based on its unique technologies. Moreover, in order to reinforce management structures, the Company will reduce costs and curb total assets by reducing inventories. In addition, the Company sees reducing the environmental load of all business activities as being just as important as steady growth with profitability. Accordingly, Matsushita will accelerate environmental sustainability management with a goal of reducing CO2 emissions by 300,000 tons (compared with fiscal 2007 levels) at all manufacturing sites around the world by fiscal 2010.

Matsushita also strives to maximize its corporate value by utilizing cash flows generated by business activities for actively distributing profits to shareholders through own share repurchases and the payment of cash dividends, as well as for acquiring intellectual property rights or conducting M&As.

2) Measures Based on the Basic Policy to Prevent Control by Inappropriate Parties

On April 28, 2005, the Board of Directors resolved to adopt a policy related to a Large-scale Purchase of the Company’s shares called the Enhancement of Shareholder Value (ESV) Plan. The ESV Plan has been approved at every Board of Directors meeting since then. On April 27, 2007, the Board of Directors resolved to continue the ESV Plan. The Board of Directors also resolved to continue this ESV Plan on April 28, 2008. With respect to a Large-scale Purchaser who intends to acquire 20% or more of all voting rights of the Company, this policy requires that (i) a Large-scale Purchaser provides sufficient information, such as its outline, purposes or conditions, the basis for determination of the purchase price and funds for purchase, and management policies and business plans which the Large-scale Purchaser intends to adopt after the completion of the Large-scale Purchase, to the Board of Directors before a Large-scale Purchase is to be conducted and (ii) after all required information is provided, the Board of Directors should be allowed a sufficient period of time (a sixty-day period or a ninety-day period) for consideration.

The Board of Directors intends to assess and examine any proposed Large-scale Purchase after the information on such purchase is provided, and subsequently to disclose the opinion of the Board of Directors in order to assist shareholders in making their decisions. The Board of Directors may negotiate with the Large-scale Purchaser regarding purchase conditions or suggest alternative plans to shareholders, if it is deemed necessary.

If a Large-scale Purchaser does not comply with the rules laid out in the ESV Plan, Matsushita’s Board of Directors may take countermeasures against the Large-scale Purchaser to protect the interests of all shareholders. Countermeasures include the implementation of stock splits, issuance of stock acquisition rights or any other measures that the Board of Directors is permitted to take under the Company Law in Japan, other laws and the Company’s Articles of Incorporation.

If a Large-scale Purchaser complies with the Large-scale Purchase rules, the Board of Directors does not intend to prevent the Large-scale Purchase at its own discretion, unless it is clear that such Large-scale Purchase will cause irreparable damage or loss to Matsushita.

The Board of Directors will make decisions relating to countermeasures by referring to advice from outside professionals, such as lawyers and financial advisers, and fully respecting the opinions of outside directors and statutory corporate auditors. The Board of Directors will adopt specific countermeasures which it deems appropriate at that time. If the Board of Directors elects to make a stock split for shareholders as of a certain record date, the maximum ratio of the stock split shall be five-for-one. If the Board of Directors elects to issue stock acquisition rights in a rights offering, the Company will issue one stock acquisition right for every share held by shareholders on a specified record date. One share shall be issued on the exercise of each stock acquisition right.

If the Board of Directors elects to issue stock acquisition rights as a countermeasure, it may determine the exercise period and exercise conditions of the stock acquisition rights, as well as the conditions that allow the Company to acquire stock acquisition rights by swapping Company stock with a party other than the Large-scale Purchaser, in consideration of the effectiveness thereof as a countermeasure, such as the condition that shareholders do not belong to a specific group of shareholders including a Large-scale Purchaser. The Company recognizes that the aforementioned countermeasures may cause damage or loss, economic or otherwise, to a prospective Large-scale Purchaser who does not comply with the Large-scale Purchase Rules.

Matsushita does not anticipate that taking such countermeasures will cause shareholders, other than the Large-scale Purchaser, economic damage or loss of any rights, however, in the event that the Board of Directors determines to take a specific countermeasure, the Board of Directors will disclose such countermeasure in a timely and appropriate manner, pursuant to relevant laws and stock exchange regulations.

Matsushita’s Board of Directors intends to review the Large-scale Purchase Rules, as necessary, for reasons including amendments to applicable legislation. Any such review would be conducted strictly in the interests of all shareholders. The term of office for directors is one year, and the Company will determine the will of its shareholders in regards to retaining the ESV Plan via the election of directors at each year’s Ordinary General Meeting of Shareholders.

For further details about the ESV Plan, please see the press release issued on April 28, 2008 at the Company’s Web site:

http://panasonic.co.jp/corp/news/official.data/data.dir/en080428-3/en080428-3.html

3) Evaluation of Measures by the Board of Directors and Rationale for Evaluation

Matsushita’s current mid-term management plan was formulated as a specific measure to increase the Company’s corporate value in a sustained manner.

The ESV Plan was formulated from the perspective of protecting shareholder value, and is aimed at ensuring shareholders receive sufficient information to make decisions on share purchase proposals by allowing those responsible for the management of the Company, the Board of Directors, to provide their evaluation of any proposed Large-scale Purchase, and providing the opportunity for alternative proposals to be submitted.

Consequently, these measures, in accordance with 1. Basic Policy, are intended to protect the interests of all the Company’s shareholders.

(3) Policy on Appropriation of Retained Earnings for Dividend Payments, etc.

Since its establishment, Matsushita has managed its businesses under the concept that returning profits to shareholders is one of its most important policies. Along with the implementation of a mid-term growth strategy since fiscal 2005, the Company has implemented a proactive and comprehensive profit return to shareholders through dividend payments and own share repurchases, upon careful consideration of its consolidated business performance.

From the perspective of return on the capital investment made by shareholders, Matsushita, in principle, distributes profits to shareholders based on its consolidated business performance. As the result of growth strategies in the Company’s mid-term management plan GP3, that runs from fiscal 2008 through fiscal 2010, Matsushita will aim for stable and continuous growth in dividends based on consolidated net income. The Company is also targeting a dividend payout ratio of between 30% and 40% with respect to consolidated net income. Specifically, for fiscal 2008, ended March 31, 2008, Matsushita plans to pay total cash dividends per share of ¥35, comprising an interim dividend of ¥17.50 per share paid on November 30, 2007, and a year-end dividend of ¥17.50 per share. Regarding own share repurchases, the Company plans to use cash flows generated by the GP3 plan to flexibly repurchase its own shares in order to increase shareholder value per share and profitability on capital, while at the same time taking into consideration strategic investments and the Company’s financial condition.

Consolidated Financial Statements of the Company

The consolidated balance sheet and statement of income of the Company are as follows. Please note the Company’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles.

Consolidated Balance Sheet

March 31, 2008 (in millions of yen)

Assets

Current assets	3,799,194

Cash and cash equivalents	1,214,816
Time deposits	70,108
Short-term investments	47,414
Trade notes receivable	59,060
Trade accounts receivable	1,046,991
Allowance for doubtful receivables	(20,868)
Inventories	864,264
Other current assets	517,409

Investments and advances	842,156

Net property, plant and equipment	1,757,373

Land	308,365
Building and structures	1,559,357
Machinery and equipment	2,592,229
Construction in progress	120,026
Accumulated depreciation	(2,822,604)

Other assets	1,044,891

Total assets	7,443,614

March 31, 2008 (in millions of yen)
Liabilities

Current liabilities	2,560,959

Short-term borrowings, including current portion of long-term debt	156,260
Trade notes payable	37,175
Trade accounts payable	903,379
Accrued income taxes	58,943
Other accrued expenses	918,793
Other current liabilities	486,409

Noncurrent liabilities	625,706

Long-term debt	232,346
Other liabilities	393,360

Total liabilities	3,186,665

Minority interests	514,620

Stockholders’ equity

Common stock	258,740
Capital surplus	1,217,865
Legal reserve	90,129
Retained earnings	2,948,065
Accumulated other comprehensive income (loss)	(173,897)
Treasury stock, at cost	(598,573)

Total stockholders’ equity	3,742,329

Total liabilities, minority interests and stockholders’ equity	7,443,614

(Note)	Accumulated other comprehensive income (loss) breakdown:

	Cumulative translation adjustments	¥(228,792) million
	Unrealized holding gains of derivative instruments	¥45,442 million
	Unrealized gains of derivative instruments	¥4,326 million
	Pension liability adjustments	¥5,127 million

Consolidated Statement of Income

from April 1, 2007 to March 31, 2008

(in millions of yen)

Net sales	9,068,928
Cost of sales	(6,377,240)
Selling, general and administrative expenses	(2,172,207)
Interest income	34,371
Dividends received	10,317
Interest expense	(20,357)
Expenses associated with the implementation of early retirement programs	(32,644)
Other	(76,175)

Income before income taxes	434,993
Provision for income taxes:
Current	128,181
Deferred	(13,608)
Minority interests	(28,637)
Equity in earnings (losses) of associated companies	(9,906)

Net income	281,877

(Notes)	1.	“Expenses associated with implementation of early retirement programs” are expenses at certain domestic and overseas subsidiaries.

	2.	Included in “Other” are losses on investments and impairment losses from tangible fixed assets.

Consolidated Statement of Stockholders’ Equity

from April 1, 2007 to March 31, 2008

(in millions of yen)

	Common stock	Capital surplus	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total stockholders’ equity
Balances at beginning of period	258,740	1,220,967	88,588	2,737,024	107,097	(495,675)	3,916,741

Gain from sale of treasury stock		59					59
Increases (decreases) mainly in capital transactions		(3,161)					(3,161)
Transfer from retained earnings			1,541	(1,541)			—
Cash dividends				(69,295)			(69,295)
Disclosure of comprehensive income (loss)
Net income				281,877			281,877
Translation adjustments					(129,254)		(129,254)
Unrealized holding gains (losses) of available-for-sale securities					(115,389)		(115,389)
Unrealized gains (losses) of derivative instruments					3,464		3,464
Pension liability adjustments					(39,815)		(39,815)

Total comprehensive income							883
Repurchase of common stock, net						(102,898)	(102,898)

Balances at end of period	258,740	1,217,865	90,129	2,948,065	(173,897)	(598,573)	3,742,329

Notes to Consolidated Financial Statements

Notes on the Basis of Presentation of Consolidated Financial Statements

1.	Principles of Consolidation

The Company’s consolidated financial statements include the accounts of the Company and its subsidiaries. In accordance with the U.S. Financial Accounting Standards Board Interpretation No. 46, “Consolidation of Variable Interest Entities” (revised December 2003), variable interest entities, of which the Company has controlling financial interests through means other than voting rights, are consolidated.

Investments in associated companies including the companies in which the Company’s ownership is 20% to 50%, and corporate joint ventures, are stated at their underlying net equity value after elimination of intercompany profits.

2.	Principles of Consolidation and Application of the Equity Method

(1)	Number of consolidated subsidiaries
555

(2)	Number of associated companies under the equity method
139

3.	Summary of Significant Accounting Policies

(1)	Basis of presentation of consolidated financial statements

The Company’s consolidated financial statements are prepared in accordance with the terminology, format and preparation method of U.S. Generally Accepted Accounting Principles (U.S. GAAP) as stipulated in Article 148, Paragraph 1 of the Company Accounting Regulations. Certain of the information and notes required by U.S. GAAP as specified in said Article, however, have been excluded.

(2)	Inventories

Finished goods and work in process are stated at the lower of cost (average) or market. Raw materials are stated at cost, principally on a first-in, first-out basis, not in excess of current replacement cost.

(3)	Valuation method of securities

The Company accounts for debt and equity securities in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” The Company classifies its existing marketable equity securities other than investments in associated companies and all debt securities as available-for-sale in accordance with the provisions of SFAS No. 115.

Investments in available-for-sale securities

Market valuation method based on the fiscal year-end closing market price, etc. (The difference, net of tax, between acquisition cost and carrying market value of the securities, is included in accumulated other comprehensive income. The cost of the securities sold is computed based on the moving average method.)

(4)	Method of depreciation of tangible fixed assets

Depreciation is computed primarily using the declining balance method.

(5)	Method of amortization of intangible assets

Straight-line method (In accordance with the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets,” intangible assets determined to have an indefinite useful life are not amortized, and are instead tested for impairment at least annually.)

(6)	Accounting for allowance and accruals

Allowance for doubtful receivables

An allowance for doubtful trade receivables and advances is provided at an amount calculated based on historical experience, while specific allowances for doubtful trade receivables and advances are provided for the estimated amounts considered to be uncollectible after reviewing individual collectibility.

Provision for employee retirement and severance benefits

Liabilities incurred for the provision of employee retirement and severance benefits are stated based on projected benefit obligation and the fair value of pension fund assets at the year-end in accordance with SFAS No. 87, “Employers’ Accounting for Pensions,” and SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.”

Unrecognized prior service cost (benefit) is amortized on a straight-line basis over the average remaining service period of employees.

If the unrecognized actuarial gains or losses exceed the greater of 10% of projected benefit obligation or 10% of the fair value of pension fund assets, the excess amount is amortized on a straight-line basis based on the average remaining service period of employees.

(7)	Consumption tax and local consumption tax, etc., in Japan are excluded from all items in the statement of income.

(8)	Goodwill

In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” goodwill is not amortized and is instead tested for impairment at least annually.

Notes to the Consolidated Balance Sheet

1. Discounted export bills of exchange	¥75 million

2. Guarantees provided to third parties on bank loans and guarantees for specific value of leased assets	¥51,340 million

3. Assets pledged as collateral and liabilities with collateral

(1) Assets pledged as collateral
Investments and advances	¥24,628 million
Tangible fixed assets	¥1,470 million

(2) Liabilities with collateral
Short-term borrowings, including current portion of long-term debt	¥381 million
Long-term debt	¥3,840 million

Notes to per Share Data

Stockholders’ equity per share	¥1,781.11
Basic net income per share	¥132.90
Diluted net income per share	¥132.90

Parent-alone Financial Statements of the Company

Balance Sheet

March 31, 2008

(in millions of yen)

Assets

Current assets	1,739,787

Cash and deposits	23,795
Trade notes receivable	2,254
Trade accounts receivable	542,097
Marketable securities	45,020
Other receivables	114,529
Deposits paid	398,436
Short-term loans	261,357
Deferred tax assets	114,373
Finished goods, merchandise and semi-finished goods	125,594
Raw materials, supplies and work in process	84,665
Other current assets	28,895
Allowance for doubtful receivables	(1,228)

Fixed assets	2,864,654

Net tangible fixed assets	319,502
Buildings	121,697
Structures	4,672
Machinery and equipment	65,873
Vehicles	210
Tools, furniture and fixtures	15,177
Land	83,977
Construction in progress	27,896
Intangibles	54,163
Patent and trademark rights	21,302
Software	28,068
Facility utility and other rights	4,793
Investments and advances	2,490,989
Investment securities	472,046
Shares in subsidiaries and affiliates	1,360,515
Investments in equity, other than capital stock	15
Investments in subsidiaries and affiliates	394,523
Allowance for investment loss	(46,137)
Long-term deposits paid	7,616
Deferred tax assets	139,794
Other investments and other assets	162,617

Total assets	4,604,441

March 31, 2008

(in millions of yen)

Liabilities

Current liabilities	1,797,423

Trade notes payable	1,644
Trade accounts payable	496,035
Other payables	38,389
Accrued expenses	389,980
Reserve for bonuses	55,159
Accrued income taxes	2,095
Advance receipts	2,745
Deposits received	763,418
Deposits from customers	3,561
Reserve for warranty costs	19,000
Reserve for sales promotion	24,999
Other current liabilities	398

Long-term liabilities	333,123

Bonds	100,000
Employee retirement and severance benefits	22,544
Long-term deposits received	205,171
Leased asset impairment account	5,408

Total liabilities	2,130,546

Net Assets

Shareholders’ Equity

Capital stock	258,740
Capital surplus	570,082
Capital reserve	568,212
Other capital surplus	1,870
Retained earnings	2,177,430
Legal reserve	52,749
Other retained earnings
Reserve for advanced depreciation	18,464
Reserve for dividends	81,000
Contingent reserve	1,918,680
Retained earnings brought forward	106,537
Treasury stock	(599,466)

Difference of valuation, translation and other adjustments

Unrealized holding gains of available-for-sale securities, etc.	55,429
Deferred profit on hedges	11,680

Total net assets	2,473,895

Total liabilities and net assets	4,604,441

Statement of Income

from April 1, 2007 to March 31, 2008 (in millions of yen)

Net sales	4,862,220
Cost of sales	(3,931,596)

Gross profit	930,624
Selling, general and administrative expenses	(797,852)
Interest and dividends income	84,237
Other income	57,159
Interest expense	(6,814)
Other expense	(56,211)

Recurring profit	211,143

Non-recurring profit
Profit on sale of investment securities	4,574
Profit on sales of shares in affiliates	562
Profit on sale of tangible fixed assets	2,127
Profit on extinguishment of tie-in shares	514
Non-recurring loss
Loss on devaluation of stock in affiliates	(32,320)
Impairment losses	(41,050)
Loss on business restructuring	(10,577)
Other	(609)

Income before income taxes	134,364

Provision for income taxes
Current	(14,708)
Deferred	(19,356)

Net income	100,300

Statement of Changes in Shareholders’ Equity

from April 1, 2007 to March 31, 2008

(in millions of yen)

	Shareholders’ equity
	Capital stock	Capital surplus			Retained earnings
		Capital reserve	Other Capital surplus	Total of capital surplus	Legal reserve	Other retained earnings
						Reserve for advanced depreciation	Reserve for dividends	Contingent reserve	Unappropriated retained earnings	Total other retained earnings
Balances at beginning of period	258,740	568,212	1,811	570,023	52,749	17,894	81,000	1,918,680	76,102	2,146,425

Changes in the period
Reserve for advanced depreciation						570			(570)	—
Dividends from surplus									(69,295)	(69,295)
Net income									100,300	100,300
Repurchase of common stock
Disposal of treasury stock			59	59
Net changes of items other than shareholders’ equity

Total changes in the period	—	—	59	59	—	570	—	—	30,435	31,005

Balances at end of period	258,740	568,212	1,870	570,082	52,749	18,464	81,000	1,918,680	106,537	2,177,430

	Shareholders’ equity		Difference of valuation, translation and other adjustments			Total net assets
	Treasury stock	Total of shareholders’ equity	Unrealized holding gains of available-for-sale securities, etc.	Deferred profit on hedges	Total of difference of valuation, translation and other adjustments
Balances at beginning of period	(496,568)	2,478,620	170,507	15,286	185,793	2,664,413

Changes in the period
Reserve for advanced depreciation		—				—
Dividends from surplus		(69,295)				(69,295)
Net income		100,300				100,300
Repurchase of common stock	(103,112)	(103,112)				(103,112)
Disposal of treasury stock	214	273				273
Net changes of items other than shareholders’ equity			(115,078)	(3,606)	(118,684)	(118,684)

Total changes in the period	(102,898)	(71,834)	(115,078)	(3,606)	(118,684)	(190,518)

Balances at end of period	(599,466)	2,406,786	55,429	11,680	67,109	2,473,895

Notes on the Basis of Presentation of Parent-alone Financial Statements

Summary of Significant Accounting Policies

1.	Standards and methods for valuation of assets

(1)	Securities

Investments in subsidiaries and affiliates

Valuation at cost, with cost determined by the moving average method

Other securities

Items with a market value: market valuation method based on year-end closing market price, etc. (The difference, net of tax, between acquisition cost and carrying market value of other securities is reported as a separate component of shareholders’ equity. The cost of other securities sold is computed based on the moving average method.)

Items with no market value: valuation at cost, with cost determined by the moving average method

(2)	Derivatives

Market valuation method

(3)	Inventories

Finished goods, semi-finished goods, work in process

Lower of cost (average) or market

Merchandise, raw materials, supplies

Lower of cost determined by last purchase price method, or market

2.	Method of depreciation and amortization of fixed assets

(1)	Tangible fixed assets

Depreciation for assets that become obsolete due to technological innovation is calculated using the declining balance method based on the reasonable useful life for different types of tangible fixed assets.

(2)	Intangible fixed assets

With regard to the software used in the Company, amortization is computed on the straight-line method based on the logical, useful period of time. Other intangible assets are computed on the straight-line method based on standards identical to the method prescribed by corporate tax law.

3.	Accounting for allowances

(1)	Allowance for doubtful receivables

An allowance for doubtful receivables is provided at an amount calculated based on historical experience, while specific allowances for doubtful receivables are provided for the estimated amounts considered to be uncollectible after reviewing individual collectibility.

(2)	Provision of allowance for investment loss

Loss on investments in affiliated companies in Japan and overseas is estimated according to Company regulations and taking into consideration the financial condition of those companies.

(3)	Allowance for bonuses

An allowance for bonuses is provided at an amount calculated based on estimated bonus payments.

(4)	Allowance for product warranties, etc.

An allowance for accrued warranty costs related to product after-sales services is provided at an amount calculated for estimated service costs during the period of the warranty based on historical experience.

(5)	Allowance for sales promotion costs

Based on the Company’s various sales promotion initiatives, estimates of costs related to sales commissions, product sales and other required expenses incurred during the retailing of products are recorded in accordance with prescribed Company standards.

(6)	Accrual for employee retirement and severance benefits

Liabilities incurred for the provision of employee retirement and severance benefits are stated based on the projected benefit obligation and pension fund assets at the year-end. The transfer obligation amounting to ¥42,077 million recognized at the adoption of new accounting standards (the transfer obligation excluding the substitutional portion amounting to ¥17,115 million) is being amortized on a straight-line basis over 15 years.

4.	Other significant items related to the preparation of financial statements

(1)	Leases

Financial leases other than those in which it can be recognized that ownership rights are transferred to the lessee are treated as operating leases for accounting purposes.

(2)	Basis of hedge accounting

The Company applies deferral hedge accounting as defined in the accounting standards for financial instruments to its foreign exchange contracts and commodity futures trading.

(3)	Consumption tax, etc. are excluded from all items in the statement of income.

Notes on the Balance Sheet

1.	Assets pledged as collateral

	Investment securities	¥19,880 million

Pledged as collateral when using the Deferred Payment System based on the Customs Act and Consumption Tax Law

2.	Accumulated depreciation of tangible fixed assets	¥1,149,626 million

3.	Discounted export bills of exchange	¥75 million

4.	Receivables from and liabilities to subsidiaries and affiliates

	Short-term receivables from subsidiaries and affiliates	¥1,060,009 million
	Long-term receivables from subsidiaries and affiliates	¥642 million
	Short-term payables to subsidiaries and affiliates	¥978,333 million
	Long-term payables to subsidiaries and affiliates	¥204,579 million

Notes on the Statement of Income

1.	Transactions with subsidiaries and affiliates

	Sales to subsidiaries and affiliates	¥3,389,008 million
	Purchases from subsidiaries and affiliates	¥2,368,745 million
	Turnover with subsidiaries other than sales and purchases	¥78,233 million

2.	Information concerning impairment losses

Impairment losses are recognized mainly on manufacturing facilities of semiconductors, associated with a decreased profitability of semiconductor company’s business in Japan.

Notes on the Statement of Changes in Shareholders’ Equity

1.	Type and number of shares issued as of the fiscal year-end
	Common stock	2,453,053,497

2.	Type and number of shares of treasury stock as of the fiscal year-end
	Common stock	351,936,341

3.	Items related to dividends
	(1) Dividend payments

Resolution	Type of share	Total dividend amount (millions of yen)	Dividend per share (yen)	Record date	Effective date
April 27, 2007 Board of Directors’ Meeting	Common stock	32,194	15.0	March 31, 2007	June 1, 2007
October 30, 2007 Board of Directors’ Meeting	Common stock	37,101	17.5	September 30, 2007	November 30, 2007

Total		69,295

(2) Dividends for record dates during the year under review with effective dates in the following fiscal year

Resolution	Type of share	Total dividend amount (millions of yen)	Dividend per share (yen)	Record date	Effective date
April 28, 2008 Board of Directors’ Meeting	Common stock	36,770	17.5	March 31, 2008	June 2, 2008

Notes to Tax-effect Accounting

Breakdown of significant reasons for the recording of deferred tax assets and deferred tax liabilities:
Deferred tax assets
Inventory valuation	¥21,048 million
Accrued expenses	¥41,790 million
Depreciation and amortization	¥63,874 million
Allowance for investment loss	¥18,685 million
Loss on devaluation of investment securities	¥35,032 million
Other	¥178,627 million

Total gross deferred tax assets	¥359,056 million

Less valuation allowance	¥(41,036) million

Net deferred tax assets	¥318,020 million

Deferred tax liabilities
Retirement benefit allowance	¥(5,587) million
Unrealized holding gains of other marketable securities	¥(37,748) million
Deferred profit on hedges	¥(7,950) million
Reserve for advanced depreciation	¥(12,568) million

Total gross deferred tax liabilities	¥(63,853) million

Net deferred tax assets	¥254,167 million

Notes to Leased Fixed Assets

In addition to fixed assets shown on the balance sheet, the Company also uses equipment (computers, etc.) under lease contracts.

Business Combinations, etc.

In accordance with a business division agreement concluded between the Company and Panasonic Shikoku Electronics Co., Ltd. (PSEC), the Company transferred the business of its Healthcare Business Company to PSEC on April 1, 2007. This was done to integrate healthcare business management and generate synergies in the whole healthcare business.

Details of business transferred to PSEC	Business related to manufacture and sales of health and healthcare equipment operated by the Company’s Healthcare Business Company
	(millions of yen)
Assets and liabilities transferred to PSEC	Assets:	14,727
	Liabilities:	8,874
Number and amount of shares allotted by PSEC upon transfer	Number of shares:	1
	Amount:	5,853

This business division falls under the category of transactions made under common control.

Notes to per Share Data

Net assets per share	¥1,177.42
Net income per share	¥47.29

Significant Subsequent Events

The Company absorbed Matsushita Refrigeration Company on April 1, 2008, based on a merger agreement concluded between the two companies. On the same day, the Company transferred the domestic logistics business operated by Panasonic System Solutions Company to Panasonic SS Engineering Co., Ltd., based on a business division agreement concluded between Matsushita and Panasonic SS Engineering.

Notes to Application of Restrictions on Maximum Dividend Payments

The Company is subject to restrictions on maximum dividend payments.

Other

All monetary amounts have been rounded to the nearest million yen.

Copy of Report of Accounting Auditors Concerning

Consolidated Financial Statements

Independent Auditors’ Report

April 23, 2008
The Board of Directors
Matsushita Electric Industrial Co., Ltd.
KPMG AZSA & Co.
Yasumi Katsuki
Designated and Engagement Partner
Certified Public Accountant

Koichi Kohori
Designated and Engagement Partner
Certified Public Accountant

Tsuyoshi Takeuchi
Designated and Engagement Partner
Certified Public Accountant

We have audited the consolidated statutory report, that is the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in stockholders’ equity and footnotes of Matsushita Electric Industrial Co., Ltd. for the year from April 1, 2007 to March 31, 2008 in accordance with Article 444 (4) of the Company Law of Japan. The consolidated statutory report is the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated statutory report based on our audit as independent auditors.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require that we obtain reasonable assurance about whether the consolidated statutory report is free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the consolidated statutory report. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statutory report referred to above presents fairly, in all material respects, the consolidated financial position of Matsushita Electric Industrial Co., Ltd. and its consolidated subsidiaries as of March 31, 2008 and the consolidated results of their operations for the year then ended, in conformity with Article 148 (1) of the regulation on the Company Law of Japan and the recognition and measurement criteria of accounting principles generally accepted in the United States of America (Refer to Note 3. (1), Basis of presentation of consolidated financial statements).

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

We have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law.

Copy of Report of Accounting Auditors

Independent Auditors’ Report

April 23, 2008
The Board of Directors
Matsushita Electric Industrial Co., Ltd.
KPMG AZSA & Co.
Yasumi Katsuki
Designated and Engagement Partner
Certified Public Accountant

Koichi Kohori
Designated and Engagement Partner
Certified Public Accountant

Tsuyoshi Takeuchi
Designated and Engagement Partner
Certified Public Accountant

We have audited the statutory report, comprising the balance sheet, the statement of income, the statement of changes in shareholders’ equity and the related notes, and its supporting schedules of Matsushita Electric Industrial Co., Ltd.’s 101st business year from April 1, 2007 to March 31, 2008 in accordance with Article 436 (2)  of the Company Law of Japan. The statutory report and supporting schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on the statutory report and supporting schedules based on our audit as independent auditors.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the statutory report and supporting schedules are free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the statutory report and supporting schedules. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statutory report and supporting schedules referred to above present fairly, in all material respects, the financial position and the results of operations of Matsushita Electric Industrial Co., Ltd. for the period, for which the statutory report and supporting schedules were prepared, in conformity with accounting principles generally accepted in Japan.

Additional information

As was noted in “Significant Subsequent Events,” Matsushita absorbed former subsidiary, Matsushita Refrigeration Company on April 1, 2008.

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Copy of Report of the Board of Corporate Auditors

Audit Report

The Board of Corporate Auditors, having received a report from each corporate auditor on the method and results of his audit on the performance of duties of directors during the 101st fiscal period from April 1, 2007 to March 31, 2008, and, as a result of discussion, does hereby report the results of audit as follows:

1.	Method and details of audit conducted by corporate auditors and the Board of Corporate Auditors

In addition to formulating audit policy and audit schedules and receiving reports concerning the status and results of audits conducted by each corporate auditor, the Board of Corporate Auditors receives reports from directors and the accounting auditors regarding the performance of their duties and seeks explanations when deemed necessary.

Furthermore, each corporate auditor, in accordance with audit standards, policy and schedules formulated by the Board of Corporate Auditors, seeks to facilitate mutual understanding with directors, the Internal Auditing Department and other employees, gathers information and works to improve the environment for conducting audits. Accordingly, the corporate auditors conducted the following audit:

(1)	In addition to attending meetings of the Board of Directors and other important meetings, the corporate auditors received reports from directors, the Internal Auditing Department and other employees regarding the performance of their duties, and when deemed necessary, sought explanations, perused important documents including those subject to executive approval, and conducted examinations of conditions of business and assets at the head office and other major business offices.

(2)	The corporate auditors monitored and examined a resolution of the Board of Directors passed in accordance with the requirements of Article 100, Paragraphs 1 and 3 of the Law for Maintenance of Relevant Laws Relating to the Enforcement of the Company Law of Japan stipulating a system that ensures the performance of the duties of directors are in accordance with relevant laws and regulations and the Company’s Articles of Incorporation, and that other affairs of the Company are conducted in an appropriate manner, and monitored the status of the Company’s internal control system implemented in accordance with said resolution.

(3)	The corporate auditors, based on the status of discussion within the Board of Directors and other bodies, conducted examinations of basic policy presented in the Company’s business report stipulated by Article 127, Paragraph 1 of the Law for Maintenance of Relevant Laws Relating to the Enforcement of the Company Law of Japan, as well as of each measure required by Article 127, Paragraph 2 of said law.

(4)	With respect to subsidiaries, through meetings and hearings comprising corporate auditors of the Company and its subsidiaries, the corporate auditors sought to facilitate mutual understanding and exchange of information with the directors and corporate auditors of subsidiaries, and when deemed necessary, received reports concerning the business of subsidiaries, visited their head offices and other major business offices, and conducted inquiries.

(5)	The corporate auditors have monitored and examined the independence of the accounting auditors and the appropriateness of audits conducted, received reports from the accounting auditors concerning the performance of their duties, and when deemed necessary, sought their opinions.

(6)	The corporate auditors received notice from the accounting auditors that the system to ensure the appropriateness of duties performed by accounting auditors (as stipulated by Article 159 of the Accounting Regulations of Japan) is in accordance with standards prescribed by laws and regulations and standards related to quality management for accounting audits, and when deemed necessary, sought their opinions.

Based on the above methods, the corporate auditors conducted examinations of the Company’s business report related to the fiscal period under review, supporting documents and parent-alone financial statements (balance sheet, statements of income, statement of changes in shareholders’ equity, and notes on the basis of presentation of parent-alone financial statements), and other supporting documents and consolidated financial statements (consolidated balance sheet, consolidated statements of income, consolidated statement of stockholders’ equity, and notes on the basis of presentation of consolidated financial statements).

2.	Results of Audit

(1)	Results of audit of the business report, etc.

In the opinion of the Board of Corporate Auditors:

(i)	the contents of the business report and its supporting documents present fairly the position of the Company pursuant to laws and regulations and the Articles of lncorporation;

(ii)	with regard to the performance of duties of directors, no unfair conduct, nor any material breach of laws, regulations or the Company’s Articles of Incorporation has been found;

(iii)	the details of resolutions approved by the Board of Directors concerning the internal control system are proper and fair; in addition, with regard to the performance of duties of directors with respect to the internal control system, nothing has been found that would necessitate comment;

(iv)	with regard to basic policy related to the individuals responsible for determining financial and business policies presented in the Company’s business report, nothing has been found that would necessitate comment.

(2)	Results of audit of the parent-alone financial statements, supporting documents and consolidated financial statements
The method of audit employed by the accounting auditors KPMG AZSA & Co. and the results thereof are proper and fair.

April 24, 2008

Board of Corporate Auditors

Yukio Furuta	Kenichi Hamada
Senior Corporate Auditor	Senior Corporate Auditor

Yasuo Yoshino	Ikuo Hata
Corporate Auditor	Corporate Auditor

Hiroyuki Takahashi
Corporate Auditor

[Reference Material for Exercise of Voting Rights]

The bills and reference materials:

Bill No. 1: To partially amend the Articles of Incorporation

1.	Reasons for amendments

On October 1, 2008, the Company will change its trade name from Matsushita Electric Industrial Co., Ltd. to Panasonic Corporation as well as unify brands under the “Panasonic” brand in the Group.

In 2008, the Company marks its 90th anniversary since its establishment, in 1918, as Matsushita Electric Devices Manufacturing Works. It was incorporated in 1935, at which time the trade name was changed to Matsushita Electric Industrial Co., Ltd. Thanks to the generous support of all of its stakeholders, Matsushita has continued to develop through the years, based on an ideal of contributing to society through its business activities.

Through this trade name change, as well as the unification of brands, the Company aims to consolidate the accumulated resources of all business activities throughout the Group under one brand, Panasonic, thereby enhancing the value of the corporate brand. This will greatly benefit the Company in implementing its management philosophy and achieving global excellence.

In addition, the amendment of Article 1 shall become effective as of October 1, 2008, supplementary provisions providing to that effect shall be newly established, and such supplementary provisions shall be eliminated after such amendment has become effective.

2.	Details of amendments

The current Articles of Incorporation and the proposed amendments are as follows:

(The changed parts are underlined.)

Current Articles of Incorporation		Proposed Amendments

(Trade Name)		(Trade Name)

Article 1		Article 1

	The Company shall be called Matsushita Denki Sangyo Kabushiki Kaisha, and written in English as Matsushita Electric Industrial Co., Ltd.		The Company shall be called Panasonic Kabushiki Kaisha, and written in English as Panasonic Corporation.

Article 2 through Article 39		Article 2 through Article 39

	(The descriptions of the Articles are omitted.)		(The Articles are unchanged from the current version.)

Supplementary Provisions			Supplementary Provisions

1.	Transitional Measure Regarding the Number of Shares	1.	Transitional Measure Regarding the Number of Shares
	Constituting One Unit of Shares		Constituting One Unit of Shares
	(The descriptions of the Articles are omitted.)		(The Articles are unchanged from the current version.)

	(Newly Established)	2.	Transitional Measure Regarding the Trade Name The amendment of Article 1 shall become effective as of October 1, 2008, and the Trade Name shall be as follows in accordance with the prior Trade Name until such amendment becomes effective:

(Trade Name)

Article 1

The Company shall be called Matsushita Denki Sangyo Kabushiki Kaisha, and written in English as Matsushita Electric Industrial Co., Ltd.

This transitional measure will be eliminated after the amendment of Article 1 has become effective.

(Note)	At the Board of Directors’ meeting held on May 19, 2008, the Company has resolved to the effect that the Number of Shares Constituting One Unit of Shares prescribed in Article 8 of the current Articles of Incorporation of the Company will be changed from 1,000 shares to 100 shares as of February 1, 2009.

Bill No. 2: To elect 19 directors

The terms of office of all 18 directors currently in office will expire at the conclusion of the 101st Ordinary General Meeting of Shareholders, at which time Takami Sano will resign as a director. Yoshifumi Nishikawa resigned earlier.

In connection with this, the election of 19 directors is hereby proposed.

The particulars of the candidates are as follows:

Name and date of birth	Brief personal record, position and responsibilities in the Company (Parentheses indicate current posts representing other companies or organizations)			Ownership of the Company’s shares

1 Kunio Nakamura	Apr.	1962	Joined the Company;	64,000 shares

July 5, 1939	June	1993	Director of the Company;

	June	2000	President of the Company;

	June	2006	Chairman of the Board of Directors.

	(Board Chair, Japanesque Modern Committee)

2 Masayuki Matsushita	Apr.	1968	Joined the Company;	7,913,351 shares

October 16, 1945	Feb.	1986	Director of the Company;

	June	1990	Managing Director of the Company;

	June	1992	Senior Managing Director of the Company;

	June	1996	Executive Vice President of the Company;

	June	2000	Vice Chairman of the Board of Directors.

	(Chairman, PHP Institute Inc.)

	(President, the Matsushita International Foundation)

	(President, Matsushita Real Estate Co., Ltd.)

3 Fumio Ohtsubo	Apr.	1971	Joined the Company;	38,000 shares

September 5, 1945	June	1998	Director of the Company / Vice President, AVC Company;

	June	2000	Managing Director of the Company;

	June	2003	Senior Managing Director of the Company;

	June	2006	President of the Company.

4 Susumu Koike	Apr.	1970	Joined the Company;	32,562 shares

November 15, 1945	June	1998	Director of the Company

	June	2000	Managing Director of the Company;

	June	2003	Senior Managing Director of the Company / in charge of Technology;

	Apr.	2006	Executive Vice President of the Company / in charge of Semiconductor Company.

Name and date of birth	Brief personal record, position and responsibilities in the Company (Parentheses indicate current posts representing other companies or organizations)			Ownership of the Company’s shares

5 Shunzo Ushimaru	Apr.	1968	Joined the Company;	35,578 shares

May 5, 1944	June	2003	Executive Officer of the Company;

	June	2004	Managing Executive Officer of the Company;

	Apr.	2006	Senior Managing Executive Officer of the Company / in charge of
			Corporate Marketing Division for Panasonic Brand,
			Corporate Marketing Division for National Brand Home Appliances,
			Corporate Marketing Division for National Brand Wellness Products,
			Corporate Sales Strategy Division for National/Panasonic Retailers,
			Commodity Sales, Electrical Supplies Sales, Project Sales and
			Building Products Sales, Advertising, Panasonic Center, Logistics,
			Corporate CS Division, Design /
			Chairman of Corporate Brand Committee and Showroom Strategic Committee;

	June	2006	Senior Managing Director of the Company;

	Apr.	2007	Executive Vice President of the Company /
			in charge of Domestic Consumer Marketing.

6 Koshi Kitadai	Apr.	1969	Joined the Company;	23,041 shares

October 1, 1945	June	2000	President, Matsushita Electronic Devices Co., Ltd. (now Panasonic Electronic Devices Co., Ltd.);

	June	2003	Managing Executive Officer of the Company;

	June	2005	Senior Managing Executive Officer of the Company;

	Apr.	2007	President, Panasonic Automotive Systems Company / in charge of Corporate Industrial Marketing and Sales.

	June	2007	Senior Managing Director of the Company

	Apr.	2008	Executive Vice President of the Company /
			in charge of the Automotive Electronics Business

7 Toshihiro Sakamoto	Apr.	1970	Joined the Company;	25,278 shares

October 27, 1946	June	2000	Director of the Company / Vice President of AVC Company / in charge of Visual Products Group;

	June	2003	In charge of Corporate Planning;

	June	2004	Managing Director of the Company;

	Apr.	2006	Senior Managing Director / President, Panasonic AVC Networks Company.

	(President, Katano Matsushita Co., Ltd.)

	(President, Kibi Matsushita Co., Ltd.)

8 Takahiro Mori	Apr.	1970	Joined the Company;	18,060 shares

June 16, 1947	June	2003	Executive Officer of the Company:

	June	2005	Managing Director of the Company /
			in charge of Corporate Communications Division;

	Apr.	2006	In charge of Corporate Planning;

	Apr.	2008	Senior Managing Director of the Company.

9 Shinichi Fukushima	Apr.	1971	Joined the Company;	19,005 shares

November 13, 1948	June	2003	Director of the Company / in charge of Personnel and General Affairs;

	June	2005	Managing Director of the Company.

	Apr.	2008	Senior Managing Director of the Company, Representative in Kansai.

10 Yasuo Katsura	Apr.	1970	Joined the Company;	16,516 shares

September 19, 1947	June	2001	President, Matsushita Communication Industrial Co., Ltd.
			(now Panasonic Mobile Communications Co., Ltd.);

	June	2003	Executive Officer of the Company;

	June	2004	Managing Executive Officer of the Company / Director of the Tokyo Branch.

	June	2007	Managing Director of the Company.

Name and date of birth	Brief personal record, position and responsibilities in the Company (Parentheses indicate current posts representing other companies or organizations)			Ownership of the Company’s shares

11 Junji Esaka	Apr.	1969	Joined the Company;	176,000 shares

December 19, 1946	June	2003	Executive Officer of the Company;

	Feb.	2006	Managing Executive Officer of the Company / in charge of Appliances Business / President of Matsushita Home Appliances Company /
			in charge of Lighting Company and Healthcare Business Company;

	June	2006	Managing Director of the Company.

12 Hitoshi Otsuki	Apr.	1970	Joined the Company;	11,000 shares

June 6, 1947	June	2003	Executive Officer of the Company / Director of Europe Division /
			Chairman of Panasonic Europe Ltd.;

	Apr.	2007	Managing Executive Officer of the Company / in charge of
			Overseas Operations;

	June	2007	Managing Director of the Company.

13 Ikusaburo Kashima	July	1971	Joined Ministry of International Trade and Industry;	8,000 shares

October 8, 1948	July	1999	Director General of Price Bureau of Economic Planning Agency;

	Jan.	2001	Retired from office at Ministry of Economy, Trade and Industry;

	June	2003	Vice Chairman, Information Technology Promotion Agency;

	June	2004	Joined the Company as an Executive Counselor;

	June	2005	Director of the Company / Deputy Chief of Overseas Operations;

	Apr.	2007	Managing Director of the Company / in charge of Legal Affairs,
			Corporate Risk Management, Corporate Information Security,
			Corporate Business Ethics, and Corporate International Affairs.

14 Ikuo Uno	Mar.	1959	Joined Nippon Life Insurance Company;	0 shares

January 4, 1935	July	1986	Director, Nippon Life Insurance Company;

	Apr.	1997	President, Nippon Life Insurance Company;

	Apr.	2005	Chairman, Nippon Life Insurance Company;

	June	2005	Director of the Company.

	(Chairman, Nippon Life Insurance Company)

15 Hidetsugu Otsuru	Apr.	1967	Joined the Company;	28,000 shares

August 20, 1943	June	1998	Director of the Company (resigned in March 1999);

	Apr.	1999	President, Matsushita Electronics Corporation;

	June	2001	Managing Director of the Company;

	June	2002	In charge of Quality Administration and Environmental Affairs;

	June	2003	In charge of Facility Management;

	Feb.	2006	Director of the Company;

	May	2006	In charge of Corporate FF Customer Support & Management Division.

16 Makoto Uenoyama	Apr.	1975	Joined the Company;	11,000 shares

February 14, 1953	June	2003	General Manager, Corporate Accounting Group;

	Apr.	2006	Executive Officer of the Company;

	Apr.	2007	In charge of Accounting and Finance;

	June	2007	Director of the Company.

17 Masaharu Matsushita	May	1940	Joined the Company;	9,598,637 shares

September 17, 1912	Oct.	1947	Director of the Company;

	Jan.	1961	President of the Company;

	Feb.	1977	Chairman, the Board of Directors;

	June	2000	Honorary Chairman, the Board of Directors and Executive Advisor,
			Member of the Board.

Name and date of birth	Brief personal record, position and responsibilities in the Company (Parentheses indicate current posts representing other companies or organizations)			Ownership of the Company’s shares

18 Masayuki Oku*	Apr.	1968	Joined Sumitomo Bank;	1,000 shares

December 2, 1944	June	1994	Director, Sumitomo Mitsui Banking Corporation;

	June	2003	Deputy President, Sumitomo Mitsui Banking Corporation;

	June	2005	President, Sumitomo Mitsui Banking Corporation / Chairman, Board of Directors of Mitsui Sumitomo Financial Group;

	(President, Sumitomo Mitsui Banking Corporation)

	(Chairman, Board of Directors of Mitsui Sumitomo Financial Group)

	(President, Banks’ Shareholdings Purchase Corporation)

19 Masatoshi Harada*	Apr.	1977	Joined the Company;	5,000 shares

February 9, 1955	Apr.	2001	In charge of Personnel;

	June	2003	In charge of General Affairs and Social Relations;

	Apr.	2008	Executive Officer of the Company / in charge of Personnel and General Affairs.

	(President, Matsushita Electric International Corporate Pension Fund)

	(President, Matsushita Health Insurance Association)

(Notes)	1.	No conflicting interest exists between the Company and any of the above candidates.

	2.	Asterisks (*) denote candidates to be newly elected as director.

	3.	All candidates have stated agreement with the policy related to a Large-scale Purchase of Matsushita shares, called the ESV (Enhancement of Shareholder Value) Plan, which was resolved at the April 28, 2008 Board of Directors meeting.

	4.	Ikuo Uno and Masayuki Oku are candidates for outside directors in accordance with Article 2, Paragraph 3-7 of the Enforcement Regulations of the Company Law.

	5.	Additional information concerning candidates for the post of outside director:

		(1)	Reasons for selections of candidates:

			(i)	Matsushita proposes the selection of Ikuo Uno for the post of outside director on account of his extensive managerial experience and deep insight that can be brought to the management of the Company.

			(ii)	Matsushita proposes the selection of Masayuki Oku for the post of outside director on account of his extensive managerial experience and deep insight that can be brought to the management of the Company.

		(2)	Incidents that occurred at other companies at which the candidates were directors, executive officers, or corporate auditors during the preceding five years with respect to violations of laws or regulations of the articles of incorporation of such companies, or other inappropriate operational actions, and steps implemented to prevent this kind of incident and other responses taken following any incident while the candidates were outside directors or corporate auditors of such companies:

			(i)	Ikuo Uno

			•	Nippon Life Insurance Company, at which the candidate is a director, was issued a business improvement order based on the Insurance Business Law by the Financial Services Agency (FSA) in July 2006. The order was issued due to problems with the company’s management system for the payment of insurance and its business administration.

			•	Odakyu Electric Railway Co., Ltd., at which the candidate is an outside corporate auditor, released a revised annual securities report and other documents in May 2005 due to the previous inaccurate disclosure of shares held within the Odakyu Group under names of individual investors. In relation to this, in June 2005, the company filed a report with the Tokyo Stock Exchange (TSE) detailing improvements to ensure the appropriate disclosure of information to investors. Ikuo Uno has appropriately performed the duties of a corporate auditor, such as providing appropriate and objective opinions with respect to the details of items for discussion in meetings of the company’s board of corporate auditors, as stipulated by relevant laws and regulations. Following the incident, Ikuo Uno made appropriate remarks in meetings of the company’s board of corporate auditors from the perspective of enhancing the suitability and adequacy of the company’s response to the incident.

			•	Tohoku Electric Power Co., Inc., at which the candidate is an outside corporate auditor, following a review and survey which was conducted in fiscal 2007, ended March 31, 2007, mainly related to data falsification and inadequate procedures at its hydroelectric, thermal and nuclear power generation facilities, confirmed that it had failed to report to national and relevant local government agencies a past automatic shutdown of one of its nuclear reactors. As a result, in fiscal 2008, the Company received a warning and was issued an internal regulations improvement order by the Ministry of Economy, Trade and Industry. In addition, in fiscal 2007, the company revealed that it had exceeded its legally permitted water intake at a hydroelectric power generation facility. As a result, the company received an administrative penalty under the River Law from the Ministry of Land, Infrastructure and Transport restricting water intake. Ikuo Uno, at meetings of the board of corporate auditors and in dialogue with business sites, continuously and clearly stated his opinion about the importance of daily communication between head office and business sites. With respect to the review and survey of power generation facilities, he verified the accuracy of examination procedures and assessment criteria in meetings of the board of directors and board of corporate auditors.

			•	In a judgment by the Tokyo Summary Court in February 2006, the General Manager for the Marketing Division of Sanki Engineering Co., Ltd., at which the candidate was an outside corporate auditor until June 2006, received a summary order to pay a fine of ¥500,000 for violation of competitive tender in relation to collusive bidding with government agencies for a project commissioned by the Defense Facilities Administration Agency. As a result, the Ministry of Land, Infrastructure and Transport (MLIT) ordered a 30-day suspension of operations on a public pipe works project administered by MLIT’s Kanto Regional Development Bureau. Ikuo Uno performed his duties as an outside corporate auditor appropriately as stipulated in relevant laws and regulations, and, following the incident, confirmed and enhanced functioning of measures to prevent any reoccurrence as part of the appropriate performance of his duties, mainly in the board of corporate auditors.

			(ii)	Masayuki Oku

			•	Sumitomo Mitsui Banking Corporation, where the candidate is a director, was subject to a warning by the Japan Fair Trade Commission in December 2005, with respect to a violation of the Antimonopoly Law by part of its marketing operations. Subsequently, Sumitomo Mitsui Banking Corporation received an administrative penalty imposed by the FSA in April 2006 in accordance with the Banking Law.

(3)	Number of years in office since first appointment as outside director of the Company:

At the conclusion of this Ordinary General Meeting of Shareholders, Ikuo Uno will have held the post of outside director for three years.

(4)

Summary of liability limitation agreement with outside directors:

Ikuo Uno is currently an outside director of the Company. The Company enters into an agreement with its outside directors limiting liability pursuant to Article 423, Paragraph 1 of the Company Law of Japan. Under this agreement, provided the individuals concerned act in good faith and no significant negligence occurred in the fulfillment of their duties, the amount of liability is limited to the least amount in conformity with the provisions of Article 425, Paragraph 1 of the Company Law of Japan. If Ikuo Uno’s reelection is approved, the Company intends to maintain this agreement with him. If Masayuki Oku’s election is approved, the Company intends to enter into such an agreement with him.

(Note)

Under Article 74, Paragraph 4 of the Enforcement Regulations of the Company Law of Japan, which came into effect on May 1, 2006, the Company is required to describe in its notice of convocation of the annual general meeting of shareholders, applicable to the 101st Ordinary General Meeting of Shareholders of the Company, the following matters:

(1)	the reasons for the selection of candidates for the post of outside director;

(2)	major unjustifiable incidents regarding management such as violations of the Articles of Incorporation and laws (the “Unjustifiable Incidents”) that have occurred in the Company during the candidates’ most recent term of office as outside director of the Company, and a summary of the measures taken by the candidates to prevent this kind of incident and other responses made by the candidates following such incident (the “Measures”);

(3)	a summary of the Unjustifiable Incidents that have occurred in other companies during the term of office as directors, executive officers or corporate auditors of the other relevant companies in the preceding five years, and the Measures (with respect to (3), the Measures shall be described only where the candidates were then ‘outside’ directors or corporate auditors of the other relevant companies);

(4)	the number of years in office since the first appointment as outside directors of the Company; and

(5)	a summary of the liability limitation agreements which have been or will be concluded with the candidates.

Bill No. 3: To elect 2 corporate auditors

The terms of Yukio Furuta and Ikuo Hata will expire at the conclusion of the 101st Ordinary General Meeting of Shareholders, at which time Yukio Furuta will resign as a corporate auditor.

In connection with this, the election of two corporate auditors is hereby proposed.

Prior consent of the Board of Corporate Auditors has been obtained as to this proposal.

The particulars of the candidates are as follows:

Name and date of birth		Brief personal record			Ownership of the Company’s shares

1	Ikuo Hata	Apr.	1957	Appointed as judge;	0 shares

	August 6, 1931	Apr.	1992	Chief of Osaka District Court;

		Sept.	1995	Registered as Attorney at Law (member of Osaka Bar Association);

		June	1998	Deputy Director, Japan Association of Arbitrators;

		July	2001	Member of Supreme Court’s Building-Related Litigation Commission;

		June	2004	Auditor of the Company;

		May	2005	Head of Kinki Regional Office of Japan Lawyer’s Association.

2	Masahiro Seyama*	Apr.	1972	Joined the Company;	11,183 shares

	July 18, 1949	Apr.	1999	General Manager, Corporate Planning and Marketing at Corporate
				Management Division of Central and South America;

		Feb.	2001	President, Panasonic do Brasil Ltda /
				President, Panasonic Componentes Eletronicos da Amazonia Ltda.;

		June	2005	Director, Latin American operations /
				President, Panasonic Corporation of Latin America;

		Apr.	2008	Executive Senior Councilor in charge of Latin America.

(Notes)	1.	No conflicting interest exists between the Company and the above candidates.

	2.	Asterisks (*) denote a candidate to be newly elected as a corporate auditor.

	3.	Ikuo Hata is a candidate for outside corporate auditor as stipulated in Article 2, Paragraph 3-8 of the Enforcement Regulations of the Company Law.

	4.	Additional information concerning candidates for the post of outside corporate auditor

		(1)	Reasons for selection of candidate:

Matsushita proposes the selection of Ikuo Hata for the post of outside corporate auditor on account of his extensive experience and deep insight that can be brought to the auditing of the Company.

		(2)	Reasons Matsushita thinks the candidate will discharge his duties as outside corporate auditor appropriately despite not having contributed to the management of a company in any way other than being an outside director or corporate auditor:

Matsushita thinks the candidate will discharge his duties as outside corporate auditor appropriately because the candidate has a wealth of experience and a strong record in corporate law based on his expert viewpoint as an attorney.

		(3)	Incidents that occurred during the most recent term of office as outside corporate auditor of the Company with respect to violations of laws or regulations or the Articles of Incorporation, or other inappropriate operational actions, and steps implemented to prevent this kind of incident and other responses made by the candidate following any such incident:

In March 2006, the Japan Fair Trade Commission passed a ruling against Matsushita related to sales activities for a traffic signal project commissioned by the Tokyo Metropolitan Police Department. The following September, Matsushita was ordered to pay a fine related to the ruling. Following this incident, Ikuo Hata confirmed the initiatives that Matsushita is implementing to prevent any reoccurrence.

		(4)	Number of years since first appointment as outside corporate auditor of the Company:

At the conclusion of this Ordinary General Meeting of Shareholders, Ikuo Hata will have held the post of outside corporate auditor for four years.

		(5)	Summary of the liability limitation agreement with outside corporate auditors:

Ikuo Hata is currently an outside corporate auditor of the Company. The Company has concluded an agreement with him limiting liability pursuant to Article 423, Paragraph 1 of the Company Law of Japan. Under this agreement, provided the individual concerned acts in good faith and no significant negligence occurred in the fulfillment of his duties, the amount of liability is limited to the least amount in conformity with the provisions of Article 425, Paragraph 1 of the Company Law of Japan. In the event that reelection is approved, the Company intends to maintain this agreement with Ikuo Hata.

(Note)

Under Article 76, Paragraph 4 of the Enforcement Regulations of the Company Law of Japan, which came into effect on May 1,2006, the Company is required to describe in its notice of convocation of the annual general meeting of shareholders, applicableto the 101st Ordinary General Meeting of Shareholders of the Company, the following matters:

(1)	the reasons for the selection of candidates for the post of outside corporate auditor;

(2)	major unjustifiable incidents regarding management such as violations of the Articles of Incorporation and laws (the “Unjustifiable Incidents”) that have occurred in the Company during the candidates’ most recent term of office as outside corporate auditors of the Company, and a summary of the measures taken by the candidates to prevent this kind of incident and other responses made by the candidates following such incident (the “Measures”);

(3)	a summary of the Unjustifiable Incidents that have occurred in other companies during the term of office as directors, executive officers or corporate auditors of the other relevant companies in the preceding five years, and the Measures (with respect to (3), the Measures shall be described only where the candidates were then ‘outside’ directors or corporate auditors of the other relevant companies);

(4)	the number of years in office since the first appointment as corporate auditors of the Company; and

(5)	a summary of the liability limitation agreements which have been or will be concluded with the candidates.

Disclaimer Regarding Forward-looking Statements

This Notice includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its Group companies (the Matsushita Group). To the extent that statements in this Notice do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this Notice. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Matsushita Group; the possibility that the Matsushita Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, and deferred tax assets; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes and other events that may negatively impact business activities of the Matsushita Group. The factors listed above are not all-inclusive and further information is contained in Matsushita’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission.